CHAPADA COPPER-GOLD PROJECT
GOIAS STATE, BRAZIL

TECHNICAL REPORT

PURSUANT TO NATIONAL INSTRUMENT 43-101 OF
THE CANADIAN SECURITIES ADMINISTRATORS

Prepared For

YAMANA GOLD INC.
YAMANA DESENVOLVIMENTO MINERAL S.A.

Prepared By

INDEPENDENT

MINING CONSULTANTS, INC.

Michael G. Hester, FAusIMM
March 17, 2008

Table of Contents

1.0	Summary		1
	1.1	General	1
	1.2	Geology	1
	1.3	Mineral Reserve and Mineral Resource	2
	1.4	Mining Operations	4
	1.5	Mineral Processing and Recovery	6
	1.6	Economic Considerations	6
	1.7	Conclusions and Recommendations	7
2.0	Introduction and Terms of Reference		8
3.0	Reliance on Other Experts		8
4.0	Property Description and Location		9
	4.1	Property Location	9
	4.2	Land Area and Mining Claim Description	9
	4.3	Agreements and Encumbrances	9
	4.4	Permit Status	10
5.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography		10
	5.1	Access	10
	5.2	Climate	10
	5.3	Local Resources and Infrastructure	10
	5.4	Physiography	11
6.0	History		16
7.0	Geologic Setting		17
8.0	Deposit Types		22
9.0	Mineralization		22
10.0	Exploration		22
11.0	Drilling		23
12.0	Sampling Method and Approach		26
13.0	Sample Preparation, Analyses and Security		26
14.0	Data Verification		27
15.0	Adjacent Properties		29
16.0	Mineral Processing and Metallurgical Testing		30
	16.1	Metallurgical Testing	30
	16.2	2007 Results	32
17.0	Mineral Reserves and Mineral Resource Estimates		34
	17.1	Mineral Reserve	34
	17.2	Mineral Resource	35
	17.3	Mine Production Schedule	37
	17.4	Description of the Block Model	49
	17.5	Bulk Density	50
	17.6	Model Validation	50
18.0	Other Relevant Data and Information		51
	18.1	Plant Capital Requirements	51
	18.2	Surface Ownership	51
	18.3	Currency Exchange	51

Technical Report / Form 43-101F1	INDEPENDENT MINING CONSULTANTS, INC.

i

	18.4	2007 Mine Production Versus Budget	52
	18.5	2007 Mill Production Versus Budget	52
19.0	Interpretation and Conclusions		53
20.0	Recommendations		53
	20.1	Additional Drilling	53
	20.2	Resource Block Model	53
	20.3	Evaluation of Larger Mining Equipment	53
21.0	References		54
22.0	Date and Signature Page		55
23.0	Additional Requirements for Technical Reports on Development Properties		56
	23.1	Mining Operations	56
	23.2	Recoverability	59
	23.3	Markets	59
	23.4	Contracts	59
	23.5	Environmental Considerations	60
	23.6	Taxes and Other Payments	61
	23.7	Capital and Operating Costs	61
	23.8	Economic Analysis	65
	23.9	Payback	65
	23.10	Mine Life	66
24.0	Certificates of Qualified Persons		68

List of Tables

1-1	Chapada Mineral Reserve as of January 1, 2008	3
1-2	Mineral Resources – Net of Mineral Reserve	3
1-3	Mineral Resources – Including Mineral Reserve	3
1-4	Chapada Current Mining Equipment Fleet	4
1-5	Mine Major Equipment Fleet Requirements	5
4-1	Land Control – Mineracao Maraca – Chapada Project and Region	13
11-1	Chapada Drilling by Series	23
11-2	Chapada Drilling by Date and Company	23
14-1	Comparison of Nomos and Geolab With Cone for Copper Assays	28
14-2	Comparison of Nomos and Geolab With Cone for Gold Assays	28
14-3	Comparison of Old and New M Series Drilling	29
16-1	Lakefield Projected Metallurgy	31
16-2	Budget and Actual Plant Production – January Through October 2007	33
17-1	Chapada Mineral Reserve as of January 1, 2008	34
17-2	Mineral Resources – Net of Mineral Reserve	35
17-3	Mineral Resources – Including Mineral Reserve	36
17-4	Economic Parameters for Chapada Mine Design	38
17-5	Existing Ore and Low Grade Stockpiles (Dec 31, 2007)	45
17-6	Mine Production Schedule (After Dec 31, 2007)	45
17-7	Low Grade Stockpiles (Including Existing Stockpile)	46
17-8	Schedule for Processing of Existing Mill Stockpile	46
17-9	Schedule for Processing of Low Grade Stockpile	46
17-10	Proposed Plant Production Schedule	47
23-1	Chapada Current Mining Equipment	56
23-2	Mine Major Equipment Fleet Requirements	57
23-3	Total Material by Hardness in MPa	58
23-4	Summary of Mine Capital and Operating Costs	62
23-5	Summary of Mine Operating Costs – Total Dollars	64
23-6	Summary of Mine Operating Costs – Per Total Tonne	64
23-7	Chapada Economic Model	67

List of Figures

4.1	General Area Map	12
4.2	Project Location Map	12
4.3	Mining and Exploration Concessions	14
4.4	Mineracao Maraca Land Owner Rights	15
7.1	Regional Geology	19
7.2	Local Geology	20
7.3	Geologic Cross Section	21
11.1	Hole Location Map	24
11.2	Cross Section 27	25
17.1	Final Pit Design	41
17.2	Phase Outlines on the 300 Bench	42
17.3	Mining Topography as of December 31, 2007	48

1.0          Summary

1.1          General

The Chapada property is located in northern part of Goias State, approximately 320 kilometers north of the state capital Goiania and 270 kilometers northwest of the national capital of Brasilia. The property is accessible via the paved federal road BR-153. Figure 4-1 shows the location of the project within Brazil and Figure 4-2 shows the location of the project within the region.

2007 was the first year of commercial production for the project. Yamana is mining the copper-gold ores by conventional open pit methods. Processing is in a conventional copper sulfide flotation plant designed to process about 16 million tonnes per year of ore. The plant produces a copper-gold concentrate that is shipped to smelting and refining facilities.

Yamana Gold Inc. and their wholly-owned subsidiary Yamana Desenvolvimento Mineral S.A. (Yamana) requested Independent Mining Consultants, Inc. (IMC) to update the mineral reserve for the Chapada Project. The purpose of this Technical Report is to report the updated mineral reserve. The update incorporates the most current economic parameters and reflects actual mining topography as of the end of December 2007. To accomplish the update IMC has developed a new mine plan and mine production schedule and has developed estimates of future mining costs.

1.2         Geology

The Chapada orebody is generally a tabular shape that strikes northeast within the anticlinal fold that hosts the mineralization. The general strike length is roughly 3500 meters long with a width of 900m and a depth of as much as 220 meters. The deposit is near surface with only minor saprolite cover.

Some oxidation minerals are present at the bedrock-saprolite contact, but they are minor and are not considered economic within this study. Secondary copper minerals have not been observed in any measurable quantity.

The primary copper-gold mineralization at Chapada is epigenetic. Copper is principally present as chalcopyrite with minor amounts of bornite. Fine grained gold is closely associated with the sulfide mineralization and was likely contemporaneous with copper.

Copper mineralization occurs as finely disseminated crystals, elongated pods, lenses along foliation, crosscutting stringers, and coarse clots in occasional late stage quartz veins or pegmatites. The copper mineralization and grade are somewhat better in the central zone of the deposit along the anticline axis than in the surrounding anticlinal limbs. However, copper mineralization is pervasive over a broad area. Gold mineralization is more uneven spatially and may have been remobilized by post mineral low temperature alternation events.

1.3         Mineral Reserve and Mineral Resource

Table 1-1 shows the mineral reserve for Chapada as of January 1, 2008 based on a long range mine plan and plant production schedule developed by IMC. The total proven and probable mineral reserve is 310.8 million ore tonnes at 0.33% total copper and 0.24 g/t gold.

This is slightly greater than the January 1, 2007 mineral reserve of 303.0 million tonnes at 0.35% copper and 0.26 g/t gold. Higher metal prices have converted some mineral resource to mineral reserve, and the amount is slightly more then the mineral reserve mined during 2007. Also, 2007 mining resulted in more ore than the block model predicted. This means producing enough ore to sustain milling operations depleted less of the reserve than would have been anticipated.

The mineral reserve is based on long term realized copper and gold prices of $1.85 per pound and $575 per ounce respectively. The NSR value on Table 1-1 represents net revenue per tonne ore net of smelting, refining, concentrate freight, gold royalties, and copper sales taxes. Only measured and indicated mineral resources have been converted to mineral reserve. There are no inferred mineral resources in the mineral reserve.

Table 1-2 is presented as an estimate of mineral resources remaining after 2007 mining net of the mineral reserve presented in Table 1-1. The table is based on a copper equivalent cutoff grade of 0.17% where

Equivalent copper (%) = copper (%) + 0.66 x gold (g/t)

Table 1-3 shows mineral resources inclusive of the mineral reserve. Measured and indicated resource on Table 1-3 is the sum of the proven and probable mineral reserve (Table 1-1) and the measured and indicated mineral resource on Table 1-2. Inferred resources are the same on Tables 1-2 and 1-3.

The stated mineral resource is the summation of all blocks in the resource model, above the stated cutoff grade, but without consideration of potential mining geometries. The precedence of stating mineral resources in this manner was established in the Micon Technical Report, dated July 2003. IMC generally establishes an approximation of a mining geometry, such as a floating cone pit, for mineral resource statements. Historically, since the 2004 feasibility study, Yamana has accepted responsibility for mineral resource statements. IMC has provided Tables 1-2 and 1-3 as mineral resource statements consistent with the Yamana precedence for reporting resources.

Table 1-1: Chapada Mineral Reserve as of January 1, 2008

Reserve Class	Ore	NSR	Copper	Gold
	Ktonnes	(US$ /t)	(%)	(g/t)
Proven Mineral Reserve
Open Pit Ore	15,089	13.86	0.41	0.32
Existing Mill Stockpile	2,242	16.87	0.46	0.43
Total Proven Mineral Reserve	17,331	14.25	0.42	0.33
Probable Mineral Reserve
Open Pit Ore	237,268	11.16	0.36	0.26
Low Grade Stockpiles (Existing & Planned)	56,221	5.09	0.21	0.13
Total Probable Mineral Reserve	293,489	10.00	0.33	0.23
Total Proven and Probable Mineral Reserve	310,820	10.24	0.33	0.24
Total Pit Material 481,566 Ktonnes, Strip Ratio 0.61 to 1.

Table 1-2. Mineral Resources - Net of Mineral Reserve

	Resource	Copper	Gold
	Ktonnes	(%)	(g/t)
Resource Category
Measured/Indicated Resource
Measured Mineral Resource	731	0.18	0.10
Indicated Mineral Resource	119,086	0.22	0.13
Measured/Indicated Resource	119,817	0.22	0.13
Inferred Mineral Resource
Inside Design Pit	39,556	0.19	0.13
Outside Design Pit	265,305	0.19	0.11
Total Inferred Resource	304,861	0.19	0.11

Notes:
1.	Mineral resources are at a cutoff grade of 0.17% equivalent copper, where equivalent copper is copper(%) + 0.66xgold(g/t)

2.	Measured and indicated mineral resource is only the resource outside of the current design pit.

Table 1-3. Mineral Resources - Including Mineral Reserve

	Resource	Copper	Gold
	Ktonnes	(%)	(g/t)
Resource Category
Measured/Indicated Resource
Measured Mineral Resource	18,062	0.35	0.27
Indicated Mineral Resource	412,575	0.30	0.20
Measured/Indicated Resource	430,637	0.30	0.21
Inferred Mineral Resource
Inside Design Pit	39,556	0.19	0.13
Outside Design Pit	265,305	0.19	0.11
Total Inferred Resource	304,861	0.19	0.11

1.4         Mining Operations

The mine plan is based on supplying ore to a conventional copper sulfide flotation plant at the rate of 16 million tonnes per year. The IMC mine production schedule specifies total mine production rates of 27 million tonnes in 2008, 30 million tonnes for 2009 and 2010, after which a peak material movement of 33 million tonnes per year is required for most of the rest of the mine life.

Mining is by conventional open pit mining methods. Mining is being conducted with excavators of 4.3 cubic meter capacity and haul trucks with a capacity of about 28 tonnes. This equipment is very small for a project of this size. Typical equipment for a project of this size is hydraulic shovels with a capacity of about 19 cubic meters matched with trucks of 150 tonne capacity. The motivation for selecting the small equipment for Chapada was as follows:

•        The duties for imported mining equipment are very high, about 35%. This duty is also applied to repair parts for the equipment. The small equipment is manufactured in Brazil and not subject to the duties.

•        At the time of the 2004 feasibility study local labor rates were very low in US dollar terms.

These conditions made the small equipment an attractive alternative to large equipment for development of the Chapada mine. To date the Chapada mining staff has done an excellent job in developing short term mining plans that have allowed for sufficient working places for all the small equipment. During 2007 the mine produced 22.1 million total tonnes out of a budget of 25 million tonnes. Table 1-4 shows the current mining equipment fleet.

Table 1-4: Chapada Current Mining Equipment Fleet

Description	Number
Bucyrus 35HR Drill	4
Wolf 5000E Drill	1
Liebherr R964B Excavators	7
Liebherr R944 Excavator	1
Randon 430B Trucks	52
Scania 8 x 4 Trucks	5
Caterpillar D8T Track Dozers	2
Caterpillar D6RII Track Dozers	3
Caterpillar 950GII Wheel Loader	2
Caterpillar 980H Wheel Loader	1
Caterpillar 140H Motor Grader	3
Caterpillar 416DII Backhoe Loader	1
Scania Water Trucks

As part of this study, IMC developed an independent estimate of mine equipment requirements on a first principles approach and based on the current operating experience at Chapada. The approach was to develop an equipment model for 2007 actual results and extend this into the future to account for changes in conditions such as rock hardness and truck haulage profiles as the mine is developed, etc. Table 1-5 summarizes the mine fleet requirements by year during the mine life. It can be seen that the peak requirement for drills and excavators is estimated at six and eight units respectively. It is also indicated that truck requirements will peak at about 98 units during 2013, based on current operating experience.

Table 1-5: Mine Major Equipment Fleet Requirement

	Time Period
Equipment Type	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Bucyrus 35HR Drill	3	4	5	5	6	6	6	4	4	5	5	5	5	6	5	5	3	0	0	0
Liebherr 964 Excavator	6	7	7	7	8	8	8	8	8	8	8	8	8	8	7	6	4	3	3	3
Caterpillar 980G Wheel Loader	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Randon RK 430B Truck	48	63	86	85	92	92	98	79	79	86	86	86	86	86	82	82	44	16	16	16
Caterpillar D6R Track Dozer	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	2	2	2
Caterpillar D8R Track Dozer	2	2	2	2	3	3	3	3	3	3	3	3	3	3	3	3	2	1	1	1
Caterpillar 140H Motor Grader	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	1	1	1
Scania Water Truck	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	2	2	2
TOTAL	70	87	111	110	120	120	126	105	105	113	113	113	113	114	108	107	64	26	26	26

Currently, the primary drilling fleet consists of four Bucyrus 35 HR drills. According to the IMC calculations, five units will be required for 2009 and six units for 2011, when peak mining requirements increase to 33 million tonnes per year. IMC’s estimates of increasing drilling requirements are based on the perception that the rock is going to get harder over the next several years. This is based on a rock hardness model that was developed as part of the 2004 Feasibility Study. This model was used to estimate drill penetration rates and also powder factors for blasting. If the geotechnical model is correct, it is anticipated that drilling and blasting requirements will increase over the next several years.

The current hauling fleet consists of 52 Randon RK 430B trucks and five Scania trucks. It was reported to IMC that 2007 truck production out of the pit (i.e. not stockpile rehandle) was only about 90 tonnes per truck hour. This is an extremely low productivity; initial estimates of productivity for the Randon trucks were 120 to 150 tonnes per hour. It is clear that the truck performance is not adequate. As the pit gets deeper and dumps get higher the productivity will decrease. Based on current conditions the life of mine average productivity is estimated to be about 74 tonnes per hour and the required truck fleet will approach 100 units.

Yamana reports 2007 mine production as about 22.1 million tonnes of total material. The budget for the year was 25.0 million tonnes so there was a shortfall of about 12%. Fortunately, more ore was produced than the resource model indicated, so ore requirements for the year were achieved. The IMC long range mine plan calls for total mine production of 27 million tonnes during 2008. 2008 mining should be monitored closely to determine if budget material production can be met. Given the current high commodity prices, a significant risk to the Chapada Project is the possible failure to deliver the required ore due to the fleet of small equipment. Given this potential risk, and the fact that local labor is no longer inexpensive, IMC recommends that an evaluation of larger equipment be done.

1.5           Mineral Processing and Recovery

It was reported to IMC that plant production for 2007 was 12.7 million tonnes. This is about 79% of the nominal capacity of 16 million tonnes per year, which is reasonable for the first year of commercial production for a flotation plant; the length of the actual commercial production period during the year was only 10.5 months. However, forth quarter production was slightly less than third quarter production at 3.1 million ore tonnes versus 3.3 million for the third quarter.

During the IMC site visit it was noted that the tailings line was being replaced. There was also some leakage of concentrates from various places in the plant and some pumps were being replaced. It was reported to IMC that the ore material is more abrasive than original estimates indicated and there was damage to the tailings line, various pumps, some valves, and some of the flotation cells.

It was also noted that some of the harder ores were being set aside at the primary crusher.

There are capital repairs and upgrades required at the crusher and plant. It was reported to IMC that the budget for these repairs and upgrades is US$ 10.9 million for 2008, US$ 11.5 million for 2009, and US$ 12.1 million for 2010.

IMC has not made an independent determination if this is sufficient to make all the required upgrades.

Plant recovery projections for this study are based on a constant tail model with tail grades of 0.04% copper and 0.12 g/t gold. Based on this model, life of mine copper and gold recovery is estimated at 88.1% and 52.8% respectively. Due to the higher head grades projected for the years 2008 through 2012, copper and gold recoveries are projected at about 90.6% and 67.4% respectively.

Though actual production data is limited, actual recoveries for 2007 were 87.8% copper and 73.1% for gold. These are comparable to predicted recoveries for the next five years, though they are lower than the constant tail model predicts given actual head grades of 0.50% copper and 0.60 g/t gold. Overall, the results are acceptable given it was the first year of commercial production.

1.6           Economic Considerations

The Brazilian economy has a very large industrial base. In addition to labor, a significant portion of the mine and plant consumable items are produced in Brazil, and are thus priced in local currency, the Brazilian Real.

Copper and gold sales are generally priced in US dollar terms on world markets, so the Chapada revenue is largely in US dollar terms.

For the last several years the exchange rate tended to be about 3 Reals to the dollar. During 2007 the Real measured significant gains against the US dollar and, as of this writing, the exchange rate is about 1.75 Reals to the dollar.

This has caused a very sharp escalation in operating costs in US dollar terms. As an example of the impact at the beginning of 2007 annual G&A costs were estimated at about $4 million US dollars or about $0.25 per ore tonne. The 2008 budget is about $0.48 per ore tonne or about $7.7 million.

Currently the cost increases have been more than offset by the high commodity prices and if the Real continues to move with commodity prices this will provide a bit of a hedge against falling prices.

1.7           Conclusions and Recommendations

The Chapada Project was successfully completed and has finished almost a full year of commercial production. With current copper and gold prices the mine is positioned to deliver high cashflows to Yamana for several years.

There are maintenance issues in the plant, as discussed above, that need to be aggressively managed and rectified as soon as possible.

It was also disclosed to IMC during the site visit that Yamana does not yet have an agreement for the surface rights to all the land that will be required to mine in the northeast pit, though it does have the mineral rights to the land. The current IMC mine plan includes mining in the northeast pit during 2013, about five years from the current date, though it may be possible to delay this if necessary.

Table 1-2 indicates about 40 million tonnes of inferred resource within the limits of the current design pit, though it is relatively low grade material. An on-going development drilling program needs to be commenced to explore this material and also to provide better grade definition for short term mine planning and budgeting.

The resource block model needs to be updated. The current model was developed during 1996 and 1997. For the update some of the ore control sampling data can be incorporated into the model to improve local grade estimations near current mining areas.

2.0          Introduction and Terms of Reference

Yamana Gold Inc. and their wholly-owned subsidiary Yamana Desenvolvimento Mineral S.A. (Yamana) requested Independent Mining Consultants, Inc. (IMC) to update the mineral reserve for the Chapada Copper-Gold Project in Goias State, Brazil.

The purpose of this Technical Report is to report the updated mineral reserve. The update incorporates the most current economic parameters and reflects actual mining topography as of the end of December 2007. To accomplish the update IMC has developed a new mine plan and mine production schedule and has developed estimates of future mining costs.

Michael G. Hester, FAusIMM, of IMC is the Qualified Person for this report. Mr. Hester conducted a site visit to Chapada during November 14-16, 2007 to inspect general conditions at the site. Previously, Mr. Hester has updated mineral reserves at the end of 2005 and 2006, was involved in the 2004 Feasibility Study, and also the 1997 Kilborn Feasibility Study.

This report is in metric units. Tonnes mean metric tonnes and ktonnes denotes 1000 metric tonnes. Metal grades of gold are in grams per metric tonne. Koz is an abbreviation for 1000 troy ounces since gold prices are quoted in troy ounces on world markets. Copper metal is reported in US pounds since prices are commonly quoted in those terms. Mlbs is an abbreviation for 1 million US pounds of copper.

3.0          Reliance on Other Experts

In preparing this report, IMC has relied on information provided by Yamana including topography maps, economic data, cost data, and actual equipment and plant performance to date. Where possible, IMC has confirmed the information provided by comparison with other data sources or by field verification.

Where checks and confirmations were not possible, IMC has assumed that all information supplied is complete and reliable within normally accepted limits of error. During the normal course of the review, IMC has not discovered any reason to doubt that assumption.

IMC has not specifically audited property ownership at Chapada. Since Chapada is now an operating property it is assumed they have the mineral rights and surface rights to conduct the current mining activities.

IMC also assumes that Yamana has all the permits required to legally conduct mining activities. IMC has not conducted an audit to make sure that all the conditions of the permits are being met.

4.0          Property Description and Location

4.1           Property Location

Figure 4-1 and Figure 4-2 show the location of the Chapada property, in the State of Goias, Brazil. The approximate latitude and longitude of the site is 14o14’S and 49o22’W.

4.2           Land Area and Mining Claim Description

Yamana, through its subsidiary Mineração Maracá, controls the Chapada property through a series of mining concessions and exploration permits and claims totaling 17,182 hectares. The mining concession covering the Chapada deposit was granted in 1979 and has been renewed periodically. It amounts to 3,000 hectares of the land package. Table 4-1 shows the mining concessions and exploration permits. Figure 4-3 shows the concession boundaries. There are no required payment to maintain the mining concession; this is covered by royalties and taxes based on production. For exploration concessions nominal annual fees ranging from US$ 0.88 up to US$ 1.33 per hectare, which amounts to approximately US$ 26,000 for Chapada’s tenements, are required.

The mining concession expires only after reserve exhaustion. Exploration concessions are valid up to five years. Afterwards a feasibility study must to be presented to DNPM (Brazilian mining agency) to apply for a mining concession. After application, and until the mining concession is granted, the land block is termed a mining claim.

Mineração Maracá controls surface rights in the area of the Chapada deposit and covers the sites proposed for all project buildings and fixed installations, as well as the areas proposed for waste dumps and tailings disposal through about Year 2012 of the current mine plan. Yamana believes that it can acquire the right to dispose of waste rock and tailings on additional surface property, if and when required. Mineração Maracá’s land ownership is registered with the Registrar of Real Estate in Mara Rosa, Goiás. It is reported to IMC that Brazilian law guarantees the prevalence of the mining concession over surface rights. Figure 4-4 shows the surface land owned by Yamana.

4.3           Agreements and Encumbrances

Other than statutory royalties which are paid to the Brazilian government based on commercial copper and gold production, it is reported to IMC that Yamana is not aware of any rights, agreements or encumbrances to which the Chapada property is subject, which would adversely affect the value of the property or Mineração Maracá’s ownership interest therein. The Company is not aware of any environmental liabilities to which the property is subject.

It was also reported to IMC that Yamana does not know of any former concession owners with any contractual rights to buy their way back into the project.

4.4           Permit Status

As an operating property, it is assumed by IMC that all of the permits necessary for mining and processing have been obtained.

IMC has not performed an audit to determine if Yamana is in compliance with all the terms of the permits.

5.0          Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1           Access

The Chapada property is located in northern part of Goias State, approximately 320 kilometers north of the state capital Goiania and 270 kilometers northwest of the national capital of Brasilia. The property is accessible via the paved federal road BR-153. Figure 4-1 shows the location of the project within Brazil and Figure 4-2 shows the location of the project within the region.

The town of Alto Horizonte, which has a dirt airstrip suitable for small aircraft, is within 10 kilometers of the property. The towns of Campinorte (Pop. 15,000) , Nova Iguacu (Pop 2,500) are within 6 to 30 kilometers of the property and Uruacu (45,000 population) is within 50 kilometers of the property. Adequate asphalted transportation routes are available for the delivery of supplies to the site and for the transportation of mineral concentrates to ports and smelters.

5.2           Climate

Annual temperatures typically range from a minimum of 4o C to a maximum of about 45o C. Annual rainfall averages approximately 1,500 millimeters. Climatic conditions permit year- round open pit mining operations.

5.3           Local Resources and Infrastructure

Electrical power for the project is provided by the Brazilian national grid. The power line (230 KV) is 85 km long and taps into the national grid near Itapaci.

The Chapada operation requires about 1000 cubic meters per hour of new water. Rio Dos Bois is currently supplying about 750 cubic meters per hour. Mine drainage water, rainfall, and industrial drainage areas supply the remaining requirement.

5.4           Physiography

The average elevation of the property is approximately 300 meters above sea level. The topography is characterized by low rolling hills, with large contiguous flat areas. The sites chosen for waste disposal, the plant, and other ancillary facilities are suitable for the current operation.

Figure 4.1: General Area Map

Figure 4.2: Project Location Map

TABLE 4-1: LAND CONTROL - MINERAÇÃO MARACÁ: CHAPADA PROJECT AND REGION

DNPM Process Nb.	City - State	Area (hectares) Exploration Clain	DNPM Exploration Permit No	Permit Grating DOU (3 years)	Renewal Application	Renewal Approval	New Renewal Application	New Renewal Approval	Final Report Submission	Final Report Aproval	Application for Mining Concession	No. Mining Concession	Granting of Mining Concession (DOU)	Status
808.923/74	Alto Horizonte	3,000.00	316	8-Mar-76	23-Jun-76	1-Aug-78	****	****	30-Jul-79	9-Oct-79	18-Oct-79	2394	11-Dec-79	Mining Concession
860.158/94	Alto Horizonte	967.75	9370	10-Oct-06										Exploration Clain
860.931/94	Alto Horizonte	571.78	1510	29-Jul-87	*****	*****	****	****	27-Jul-00	17-Oct-01	16-Oct-02			Applied mining concession
860.244/01	Alto Horizonte	993.00	4342	14-May-01	11-Mar-04	26/05/2004 (2 years)	27-Mar-06	18/02/2008 (1 year)						Exploration Permit
860.262/01	Alto Horizonte	1,000.00	4347	14-May-01	11-Mar-04	26/05/2004 (2 years)	27-Mar-06	18/02/2008 (1 year)						Exploration Permit
860.922/01	Alto Horizonte	516.25	9342	25-Oct-01	24-Aug-04	06/05/2005 (3 years)								Exploration Permit
860.965/01	Alto Horizonte	329.50	10125	20-Nov-01	24-Aug-04	06/05/2005 (3 years)								Exploration Permit
860.273/03	Alto Horizonte	978.91	2620	23-Apr-03	16-Feb-06									Exploration Permit
861.088/04	Alto Horizonte	1,998.29	329	11-Jan-05	7-Nov-07									Exploration Permit
860.239/07	Alto Horizonte	1,917.31	3016	3-Apr-08	23-Apr-07									Exploration Permit
860.240/07	Alto Horizonte	1,528.98	3742	30-Mar-10	9-May-07									Exploration Permit
860.255/07	Alto Horizonte / Nova Iguaçu de Go	1,974.12	3018	5-Apr-08	23-Apr-07									Exploration Permit
861.854/07	Alto Horizonte	1,405.96												Exploration Claim

TOTAL (hectares):		17,181.85

N
W
E
S
860.239/07
861.068/04
860.931/94
860.262/01
860.922/01
860.158/94
860.244/01
860.273/03
808.923/74
PLAN
PIT
Legend
CHAPADA
STATUS
Exploration Concession
Mining Concession
Mining Claim
Exploration Claim
Mill Plan
Final Pit
Dumps
MINERAÇÃO MARACÁ IND. E COMÉRCIO S.A
1:100.000

Figure 4.3: Mining and Exploration Concessions

Figure 4.4: Mineracao Maraca Land Owner Rights

6.0          History

This section presents a summary of the project history as provided by Yamana. A more complete description was incorporated into the Micon Technical Report dated July 2003.

The Chapada Deposit was discovered during 1973 by the Canadian company, INCO. They followed up with geochemical, geophysical, trenching, and initial drilling. The sequence of project ownership and exploration is summarized below.

1975-1976	INCO completes a 2000m x 500m grid drilling program. Eluma, a Brazilian copper company acquires a 50% interest in the project.

1976-1979	INCO and Eluma complete a 200m x 100m drill grid. A 92m deep shaft is completed with 255m of crosscuts for exploration and metallurgical sampling.

1979-1979	Mining concession Number 2394 covering 3,000 hectares is issued to Mineracao Alonte by the Departmento Nacional da Producao Mineral.

1980-1981	Soil drilling was completed in the future plant, tailing ponds, and potential water dam areas.

1981	Feasibility study completed by Parsons

1994-1995	A 4500m drilling program re-evaluates a near surface gold deposit. A preliminary feasibility study was completed by Watts, Griffis and McQuat.

May 1994	Santa Elina acquires the Chapada deposit through a subsidiary named Mineracao Maraca.

July 1994	Echo Bay acquires an initial interest in Santa Elina by purchasing 5% of the outstanding shares from Sercor.

Dec 1994	Santa Elina completes its initial public offering.

Sep 1995

Santa Elina and Echo Bay approve the Chapada Project joint venture. Santa Elina issues about 3% of the outstanding shares to Echo Bay. Echo Bay receives the option to acquire 50% interest in the project.

May 1996	Santa Elina is privatized and Sercor and Echo Bay become equal owners of the company.

Dec 1996	Santa Elina completes an in-fill drilling program

Dec 1997	IMC reviews the Echo Bay model and completes a mine feasibility study.

Jan 1998	Kilborn, now SNC Lavalin, completes the Chapada Project Bankable Feasibility Study (the 1997 study referenced in this document).

Nov 1999	The initial environmental license was issued (LP)

Apr 2001	The construction license was issued (LI)

May 2000	PINUS acquires 100% of Mineracao Marca.

2003	The project was acquired by Yamana Gold, Inc.

2004	Yamana engaged Hatch, IMC and other consultants to progress various aspects of the feasibility of developing the property. The study was completed in August 2004.

2004	Yamana secured $100 million in debt financing for the construction of the Chapada Project in October. A formal construction decision was made in December.

2005	Plant construction and mine waste stripping commence.

2006	Construction completed during the fourth quarter of 2006 with concentrate production in November.

2007	Commercial production declared on February 11, 2007.

7.0          Geological Setting

The Chapada deposit is located in the northern part of the state of Goias, Brazil. Goias is a significant mineral producing state with a number of mines producing gold, nickel, phosphate, and asbestos.

The regional geology of the Chapada area is composted of Proterozoic greenstones made up of volcanic and sedimentary sequences, locally cross cut by granitic intrusions. The greenstones have been metamorphosed to Biotite and Amphibolite schist in the Chapada mineralized area.

The Chapada area is located between the Amazonian craton to the northwest and the San Francisco craton to the southeast. This area is part of a large system of mobile belts that have a complex, multi-phased history of deformation. The component units vary widely in age. Figure 7-1 is a summary geology map of the entire region provided by Yamana.

In the immediate area of the Chapada deposit, the biotite and amphibolite schist units have been folded into a broad anticline with a northeasterly fold axis. The two limbs of the anticlinal structure dip to the northwest and southeast. There is a minor secondary synclinal fold of the major antiform so that the northeast and southwest ends are somewhat higher than the central zone of the structure in the middle of the deposit. This combination of folds gives the deposit a broad “saddle” shape.

The Chapada mineralization is hosted in the biotite and amphibolite schists described above. The best grade of the deposit appears to be located at the axis of the anticline indicating that perhaps the structural preparation associated with folding provided better conduits for hydrothermal fluids. There are intrusive pegmatite within the deposit that are essentially barren. Figure 7-2 illustrates the local geology in the immediate Chapada area.

The bedrock schists are overlain by approximately 25m of saprolite material. There is a minor lateritic component near the top of the saprolite zone. Within that laterite component there is a “Ferricrete” or Iron Shot zone at surface that will be useful as road base and provides a sound initial working surface in the mine area.

Figure 7-3 is a cross section through the center of the deposit looking southwest so that the left side of the figure represents the southeasterly direction. The anticlinal structure is evident on the figure. The red units on the section represent the biotite schist, and the green units illustrate the amphibolite schist. Biotite schist is the predominate mineral host in the deposit.

Mapa Geológico da Província Tocantins
52
50
48
46
12
14
16
18
20
Gurupi
Dianópolis
Área do bloco
Chapada-Mara Rosa
Porangatu
São Domingos
Mara Rosa
Niquelândia
São João
D'aliança
Formosa
Goianésia
Brasília
Goiás
Projeto Fazenda Nova
Iporá
Piranhas
Anápolis
Goiânia
Paracatu
Vazante
Três Marias
Patos de Minas
Araxá
B.Horizonte
N
100 0 100 (km)
Legenda
Cobertura Fanerozóica
Cinturão Paraguai e Araguaia
Sequência Dobrada
Embasamento?
Arco Magmático
Sequências Vulcano-Sedimentares
Ortognaisses
Maciço de Goiás
Cobertura Dobrada
sequências Vulcano-sedimentares/
Complexos máfico-ultramáficos
Ortognaisses/Greenstone belts
Cinturão Brasília
Zona Externa
Sequência Neoproterozoica
Sequência Paleo-Mesoproterozoica
Ortognaisses/Greenstone belts
Zona Interna
Sequências Ofiolíticas e Outras
Granulitos e Ortognaisses (Embasamento ?)
Craton São Francisco
Coberturas
Embasamento

 Figura 3.4-Mapa geológico da provincia Tocantius (modificado de Fuck et al. 1994 in Arantes et al.. 1996)

Figure 7.1: Regional Geology

LEGENDA
PROJETO CHAPADA
MAPA GEOLÓGICO
ALTO HORIZONTE
GREENSTONE BELT ?
GREENSTONE BELT ?
GREENSTONE BELT ?
N
8230
8228
8222000N
672000E
674
676
678
680
682
684
PROTEROZÓICO SUPERIOR
SEQUÊNCIA VULCANOSEDIMENTAR CHAPADA/MARA ROSA
TONALITO
EPIDOTO-ANFIBOLITO, HORNBLENDA GNAISSES
XISTOS MUSCOVITA
QUARTZITO COM PIRITA (HIDROTERMALITO)
META-TUFO INTERMEDIÁRIO A ÁCIDO
FELDSPATO BIOTITA XISTOS COM MUSCOVITA
ANFIBOLITO (METABASALTO)
ARQUEANO
GREENSTONE BELT ?
FALHA DE EMPURRÃO
FALHA COM DESLOCAMENTO HORIZONTAL RELATIVO
FALHA NORMAL, BLOCO ALTO (A)
ANTICLINAL
SINCLINAL
CONTORNO DO DEPÓSITO CHAPADA (Cu/Au)
km

Figure 7.2: Local Geology

Figure 7.3: Geologic Cross Section

8.0          Deposit Types

The Chapada Copper-Gold Deposit is generally a tabular shape that strikes northeast within the anticlinal fold that hosts the mineralization. The general strike length is roughly 3500 meters long with a width of 900m and a depth of as much as 220 meters. The deposit is near surface with only minor saprolite cover.

Some oxidation minerals are present at the bedrock-saprolite contact, but they are minor and are not considered economic within this study. Secondary copper minerals have not been observed in any measurable quantity.

9.0          Mineralization

The primary copper-gold mineralization at Chapada is epigenetic. Copper is principally present as chalcopyrite with minor amounts of bornite. Fine grained gold is closely associated with the sulfide mineralization and was likely contemporaneous with copper.

Copper mineralization occurs as finely disseminated crystals, elongated pods, lenses along foliation, crosscutting stringers, and coarse clots in occasional late stage quartz veins or pegmatites. The copper mineralization and grade are somewhat better in the central zone of the deposit along the anticline axis than in the surrounding anticlinal limbs. However, copper mineralization is pervasive over a broad area. Gold mineralization is more uneven spatially and may have been remobilized by post mineral low temperature alternation events.

10.0        Exploration

A summary of the exploration history was provided in the Micon Technical Report dated July 2003. IMC has incorporated a brief historic overview based on that report. A detailed description of potential for additional economic mineralization is not addressed in this report as that potential has been covered in the Micon report and other public documents.

Additional copper-gold anomalies have been identified along the general trend defined by the northwest strike of the Chapada deposit. Exploration of the roughly 50km trend has been undertaken by Yamana predecessors with geophysical, geochemical, and drill sampling means with some success.

The Chapada mineralization was first discovered in 1973 during a regional program of stream sediment sampling. Follow up work by INCO was conducted during 1974 and 1975 that included detailed stream sediment surveys, soil geochemistry, geophysics, trenching and broadly spaced initial target drilling.

There are few outcrops in the Chapada area due to the laterite-saprolite cover. Consequently, deposit definition required extensive diamond drill exploration. Development drilling of the deposit occurred in several time frames from 1976 through 1996 by Inco, Eluma, Eluma-Noranda, Santa Elina, and Santa Elina-Echo Bay. Section 11 describes the accumulated drill hole database that now amounts to 856 drill holes.

11.0        Drilling

The drillhole database consists of 856 diamond core drillholes that represent 67,315 meters of drilling and 47,939 sample intervals. Other than drilling for ore control for mine production there has not been any new drilling at Chapada since 1996. The drilling consists of two hole series, short CHD series holes that were drilled to test saprolite material and longer M series holes. Table 11-1 summarizes the drilling by series.

Table 11-1: Chapada Drilling by Series

Drilling Series	No. of Holes	No. of Meters	No. of Intervals
CHD Series	416	6,630	7,731
M Series	440	60,685	40,208
Total	856	67,315	47,939

Table 11-2 is excerpted from the report “Executive Summary Report - Chapada Project”, dated June 25, 1997, by Santa Elina, and summarizes the drilling by date and company.

Table 11-2: Chapada Drilling by Date and Company

Date	Companies	No. of Holes	No. of Meters
1976	INCO	6	919
1976-1979	INCO/Eluma	78	10,573
1979-1981	Eluma/Noranda	86	11,140
1989	Eluma	6	569
1995	Santa Elina	416	6,631
1996	Santa Elina/Echo Bay	264	37,482
TOTAL		856	67,314

Figure 11-1 shows a hole location map of the drilling. The figure distinguishes the M series holes from the shorter CHD series holes. The drilling has delineated the main deposit areas at a spacing of 100 meters by 50 meters, with a tighter 50 meter pattern in the central portion of the deposit.

680 of the 856 holes were drilled in the 1995-1996 campaigns. These were NQ or NX size core holes. All collar locations were surveyed. Angle holes (only 5% of the drilling) were down-hole surveyed, but down-hole surveys were not done for the vertical holes. The “longer” M series holes only tended to be about 150m long due to the shallow nature of the deposit so a large amount of deviation in hole orientation is not expected.

Figure 11-2 shows a cross section of the drilling (5 meter composites) through the central portion of the orebody. The Chapada deposit is essentially flat lying and the holes are mostly vertical, so mineral intercepts represent true thicknesses.

There is also documentation of several reverse circulation holes that appear to have been drilled for condemnation purposes. There were also some early S series holes in the saprolite material. It was reported to IMC that these holes were not used.

Figure 11.1: Hole Location Map

Figure 11.2: Cross Section 27
Copper Equivalent = Copper + 0.56 x Gold

12.0                        Sampling Method and Approach

This section on “Sampling” as well as the following sections on “Sample Preparation, Analyses, and Security”, and “Data Verification” describe the procedures used by Santa Elina during the 1995 and 1996 drilling campaigns. The information on earlier drilling campaigns is not readily available. The early campaigns account for only 21% of the drillholes and 34% of the meters drilled. Also, a statistical comparison of the early and recent drilling results conducted by IMC indicates that the early results are consistent with the new drilling. Details of this comparison are discussed in Section 14.0 of this report.

The distribution of sample lengths is as follows:

Less than 1 meter	15%
1 meter	7%
Between 1 and 1.5m	18%
1.5 meter	42%
Between 1.5 and 2m	9%
2 meters	6%
Greater than 2m	3%
TOTAL	100%

It can be seen that the most common sample interval is 1.5m. One and two meter intervals were also used for some of the drilling. There was also a tendency to make sample intervals slightly longer or shorter to match lithologic contacts, resulting in the variation in lengths.

The Micon report states that overall core recovery averaged 95%.

All core drilled by Santa Elina was logged. The logging included rock type, degree of oxidation, degree of alteration, estimated percentage of sulfides, and the presence of additional minerals.

13.0                        Sample Preparation, Analyses and Security

The core samples were sawed in half, with one half submitted for sample preparation and assay and the other half retained for reference. The entire half core is first crushed to minus 1/4 inch by a jaw crusher and then to minus one millimeter in a roll crusher. This product is split into three parts, two of which are saved. One of the splits is then pulverized to -150 mesh to provide 500 grams of the final pulp.

The gold analysis utilized a 30 gram sample that was fire assayed with an atomic absorption determination. The total copper analysis utilized a 0.25 gram sample that was dissolved with a four acid digestion (hydrochloric, nitric, hydrofluoric, and perchloric). This was evaporated and dissolved with hydrochloric acid with the copper determination by atomic absorption.

Geolab in Belo Horizonte, Brazil was used for most of the Santa Elina assays. Another Brazilian lab, Nomos, was used for the shallow saprolite holes drilled in 1995. The analytical procedures used by Nomos were similar to the Geolab procedures, including the four acid digestion for total copper.

Usually the jaw crushing and roll crushing stages were done at the Chapada sample preparation facility at Alto Horizonte. During times of peak drilling however, some half core was sent to Geolab.

It is reported that the chain of custody of the samples is as follows. Core was placed in wooden storage boxes at the rig, under the supervision of the technicians. The core boxes were transported to the secure sample preparation facility at Alto Horizonte. The core was then logged for geotechnical characteristics and scribed longitudinally for sawing in half. Sawing took place a few blocks from the sample preparation facility due to noise considerations. The sawn core was replaced in the core boxes and returned to the sample preparation facility where it was logged by geologists. The core was then divided into sample lengths for the sample preparation procedures described above.

The sample preparation and assaying have been performed using procedures that are accepted as standard in the mining industry. The security procedures are also reasonable given the high volume of samples and relatively low mineral concentrations of the samples.

As of early 2004, the half core, course rejects, and pulps from the 1995-1996 drilling campaigns were still located at the core storage facility at Alto Horizonte. The sample preparation equipment had been removed, however. It was reported to IMC that the sample preparation personnel at the site were under contract from the Geolob Laboratory and were not Santa Elina personnel.

It is the opinion of IMC that the sampling, sample preparation and assaying procedures, have resulted in representative samples of the Chapada deposit.

14.0                        Data Verification

In 1996 Echo Bay became actively involved in the drilling and sampling program for the Chapada Project. A rigorous quality control program was commenced making use of standards, blanks, and duplicate assays to monitor results. Geolab was selected as the primary assay laboratory. A large number of samples were also sent to various labs in North America for check assays.

IMC reviewed several reports from K.A. Lovstrom, a consulting geochemist from the United States, describing the quality control program. IMC also received the data file of all the quality control assays. IMC reviewed all the available data. IMC believes that the quality control program was sufficient to ensure consistent and relatively high quality assays for the Chapada Project.

Data comparing the Nomos lab with the Cone lab in the United States for the CHD holes and Geolab with Cone for the M series holes is summarized on Table 14-1 and Table 14-2. There appears to be small differences in results between the Brazilian labs, Nomos and Geolab, and the Cone laboratory in the United States. For copper, Cone is lower than both the Brazilian labs; Cone is 5.99% lower than Nomos and 6.62% lower than Geolab. For gold, Cone is 4.9% lower than Nomos and 2.13% higher than Geolab.

Both Nomos and Geolab in Brazil used a four acid digestion for total copper assays, with hydrochloric, nitric, hydrofluoric, and perchloric acid. Cone used a three acid digestion with nitric, hydrofluoric, and perchloric acid. The slightly more aggressive acid digestion at Nomos and Geolab may account for the slightly higher copper assays.

Table14-1: Comparison of Nomos and Geolab With Cone for Copper Assays

	Number	Mean (%Cu)	Std. Dev. (%Cu)
CHD Series Holes:
Nomos	398	0.267	0.254
Cone	398	0.251	0.236
% Variance		-5.99%	-7.09%

	Number	Mean (%Cu)	Std. Dev. (%Cu)
M Series Holes:
Geolab	1299	0.423	0.342
Cone	1299	0.395	0.317
% Variance		-6.62%	-7.31%

Table14-2: Comparison of Nomos and Geolab With Cone for Gold Assays

	Number	Mean (g/t)	Std. Dev. (g/t)
CHD Series Holes:
Nomos	396	0.204	0.378
Cone	396	0.194	0.358
% Variance		-4.90%	-5.29%

	Number	Mean (g/t)	Std. Dev. (g/t)
M Series Holes:
Geolab	1297	0.376	0.782
Cone	1297	0.384	0.843
% Variance		2.13%	7.80%

IMC also compared the old (pre Santa Elina/Echo Bay) M series drillholes with the recent M series holes. There is an approximate 350 m by 350 m area in the center of the deposit that contains a mix of both types of data. Table14-3 shows the comparison for assays in this area. For copper, the new drilling is 6.38% higher than old drilling. For gold, the new drilling is 3.46% less than old. It is interesting to note that the comparison of new with old drilling is about the same magnitude and direction as Cone versus Geolab.

Table14-3: Comparison of Old and New M Series Drilling

	Number	Mean (%Cu)	Std. Dev. (%Cu)
Copper:
Old Drilling	2496	0.329	0.309
New Drilling	2703	0.350	0.311
% Variance		6.38%	0.65%

	Number	Mean (g/t)	Std. Dev. (g/t)
Gold:
Old Drilling	2460	0.231	0.284
New Drilling	2703	0.223	0.264
% Variance		-3.46%	-7.04%

Overall, there is evidence that the Santa Elina copper assays done at Geolab are about 6% higher then assays from the pre-Santa Elina drilling and also about 6% higher than assays from the Cone lab in North America. Conversely, the Santa Elina gold assays are 2% to 3% lower than the pre-Santa Elina assays and also assays done at Cone. These results are with the range of acceptable values. It is the opinion of IMC that the Chapada sampling data is of sufficient quality for use in mineral reserve determination.

15.0                        Adjacent Properties

The following information was excerpted from the Micon Technical Report dated July 2003. IMC has not verified this information.

“Multiple copper and gold prospects, as well former artisanal mining areas, exist along the trend of the anomaly. Other companies with exploration rights in the area include subsidiaries of Barrick Gold Corporation, Anglo-American Corporation, and Western Mining Corporation.”

16.0                        Mineral Processing and Metallurgical Testing

16.1                           Metallurgical Testing

The following is from the August 2004 Technical Report prepared by Hatch and IMC and describes the metallurgical testing data available as of the Feasibility Study.

There has been a significant amount of process testing completed on the Chapada Project by 3rd parties. The results of this test work provide the basis to develop a straight-forward process flowsheet for treating the ore. Test results indicate that a clean, predominately chalcopyrite concentrate can be produced with associated gold. Tests and design work indicate that a concentrate grade of 28% copper is achievable with acceptable recoveries of copper and gold.

The metallurgical testing has included the following major components:

1.                                       Mineralogic studies.

2.                                       Grinding and Bond Work index tests.

3.                                       Grind size versus flotation recovery studies including the evaluation of regrind after rougher flotation.

4.                                       Flotation studies to evaluate reagents, pulp density, pH, and residence time.

5.                                       Settling tests for thickener design.

Sufficient testing was completed such that Kilborn was able to develop a bankable feasibility design for the process plant in 1997. The Kilborn flowsheet and plant design was used by Yamana’s predecessors to obtain an updated turnkey cost estimate for plant construction and operation.

The process testing history is summarized below:

Feb 1975:	INCO, “Flotation Tests on Project M” – Inco

April 1979:	“Report RT-91228-01-R1”, INCO – Eluma

May 1980:	“Report RT-91228-03-R1”, Eluma-Noranda

RPT “Relatorio 13898”, Eluma-Noranda

Dec 1981:	METAGO, “Metallurgical Processing”, Eluma-Noranda

May 1982:	METAGO, “Report on Bench Scale Flotation”, Eluma-Noranda

Sep 1995:	METAGO, “Estudos de Processo para a Mineracao S. Elina”

Aug 1996:	MacPherson Consultants, “Proposed Grinding Circuite for Chapada Ore”, Santa Elina – Echo Bay Mines.

Feb 1997:	LAKEFIELD RESEARCH, “Recovery of Copper and Gold from Samples of Chapada Ore- Progress Report N.1”, Santa Elina-EchoBay

Oct 1997:	AUGMENT, “Chapada Amenability Test Report”, Santa Elina-Echo Bay

Nov 1997:	Billiton Process Research, “Report PR97/90 – Bacterial Oxidation of Chapada Concentrate” Echo Bay

2004:	CIMM and HDA Services S/C Ltda. - SAG/Ball mill test work reports

The study regarding bacterial leaching of the concentration is not being applied to the project at this time. Conventional smelting of the concentrate is anticipated.

For the Feasibility Study, Hatch relied on the December 1981 metallurgical processing report, the 1997 Lakefield report and the 2004 CIMM / Delboni report as the basis for the current flowsheets.

•                       The Parsons-Eluma report, from the 1981 / 1982 work, was carried out at the Metago facility in Goiana, Brazil. The tests were carried out on bulk samples from the exploration shaft and crosscuts. Locked cycle flotation tests were carried out. A primary grind of 55% -150 microns was selected, although it was noted that the test results were not particularly sensitive to grind. This report is only of value as a guide, as the flowsheet at that time was radically different to what is envisaged for the Feasibility Study. It included the production of separate pyrite and copper concentrates, preceded by multi stage crushing, and rod and ball milling. ParsonsEluma reported that recovery was high, but no assessment of recovery and grade is provided in the report, other than a conclusion that a 28% Cu concentrate would be achieved, with a constant tail of 0.04% copper.

•                       The Lakefield report of 1997 is a more comprehensive report, presented in a manner that allows some conclusions to be drawn. In addition, the Lakefield personnel involved in this work were still available for discussion and commentary. Lakefield based their work on an aggressive bulk rougher flotation, regrinding of the rougher concentrate and cleaning to produce a high grade concentrate. On the basis of their work, Lakefield presented the projected metallurgy for Chapada as follows;

Table 16-1 : Lakefield Projected Metallurgy

		Assay		Distribution%
	% wt	%Cu	g/t Au	Cu	Au
Feed	100.0	0.338	0.328	100.0	100.0
Cu Rougher Conc.	7.29	478	3.60	95.3	73.8
Cu Cleaner Conc.	1.09	28.0	18.5	90.2	61.6
Cu Cleaner Tail	6.20	0.30	0.71	5.1	12.2
Au Carbon*					10.2
Final Tail	98.9	0.034	0.09	9.8	28.2

Gold Recovery to Cleaner Concentrate was 61.6%.

The Lakefield work also found a relative insensitivity to grind between p80’s of 100 and 200mm. As with Parsons-Eluma, Lakefield also selected a p80 of 150 microns, with regrinding to finer than 50 microns to achieve the final concentrate grade. The selection of a 28%Cu concentrate at a recovery of 90.2% copper was based on a relatively small number (4) of locked-cycle tests.

Hatch concurs with the 28% Cu concentrate grade, but have used the IMC life of mine recoveries of 88.6% for copper recovery and 54.6% gold recovery based on the life of mine head grades and the use of a “fixed” tails grade. This calculation of recovery is therefore more conservative than the Lakefield conclusions. If a test-work program were to be carried out now, current standards would probably include more samples taken from throughout the ore body, (a “metallurgical mapping” program). In addition, Hatch would recommend further tests to investigate the relatively low gold recovery.

In January 2004, under Yamana’s supervision, five large 4m diameter “shafts” were excavated at Chapada to obtain bulk samples for testing at the CIMM laboratory in Santiago for SAG (semi autogenous grinding) / Ball mill evaluation. The shafts were excavated through the soft soil and overburden, and into the ore to a total depth of 30-40 meters. The samples collected, over 100 tonnes, were shipped to CIMM in Santiago, and a SAG / Ball mill campaign conducted during February and March of 2004.

The tests indicated a work index of 15-16 kWh/t, which was somewhat higher than the values indicated in previous work (12-13 kWh/t). These higher values were used, due to the quality of the samples and the reputation of CIMM, to develop the grinding circuit and size the main equipment, (mill and pebble crusher size and power, and SAG mill discharge screen). The testwork was managed by HDA Services S/C Ltda. of Sao Paulo, and the results provided to Hatch. The subsequent development of the process plant is discussed in Section 23. Only a limited amount of sedimentation and filtration work was carried out, by Hazen Research, in 1996.

16.2 2007 Results

Table 16-2 was provided by Yamana personnel and shows budget and actual plant production for 2007. Copper recovery for the year was about 87.8%, slightly lower than the budget of about 91.4%. Gold recovery was about 73.1%, lower than the budget recovery of about 77.7%. Plant production of 12.7 million tonnes is a good result for the first year for o flotation plant; the commercial production period was only 10.5 months during 2007.

The table also indicates the concentrate grade has been close to the budget of 28% copper.

Table 16-2: 2007 Plant Results

MILL PLANT FEED	Units	2007 Budget	2007 Actual
ORE	tonnes	15,145,104	12,693,868
GRADE Cu	%	0.461%	0.500%
ORE COPPER CONTENT	tonnes	69,928	63,473
GRADE Au	g/t	0.532	0.597
ORE GOLD CONTENT	Kg	8,097	7,582
RECOVERY (Cu)%		91 .449%	87.849%
RECOVERY (Au)%		77.692%	73.127%
CONCENTRATE PRODUCTION	tonnes	228,585	201,339
CONCENTRATE GRADE Cu	%	28.0%	27.7%
CONCENTRATE GRADE Au	g/t	27.47	27.55

17.0        Mineral Resources and Mineral Reserves Estimates

17.1         Mineral Reserve

It is the opinion of IMC that the mine and plant production schedules define the mineral reserves for a mining project. Table 17-1 shows the mineral reserve for the Chapada Project as of January 1, 2008 based on a mine plan and mine production schedule developed by IMC during January 2008. The total proven and probable mineral reserve is 310.8 million ore tonnes at 0.33% total copper and 0.24 g/t gold. For the five year period from 2008 through 2012 mine production is expected to be 80.0 million ore tonnes at 0.42% copper and 0.37 g/t gold.

Table 17-1: Chapada Mineral Reserve as of January 1, 2008

Reserve Class	Ore	NSR	Copper	Gold
	Ktonnes	(US$/t)	(%)	(g/t)
Proven Mineral Reserve
Open Pit Ore	15,089	13.86	0.41	0.32
Existing Mill Stockpile	2,242	16.87	0.46	0.43
Total Proven Mineral Reserve	17,331	14.25	0.42	0.33
Probable Mineral Reserve
Open Pit Ore	237,268	11.16	0.36	0.26
Low Grade Stockpiles (Existing & Planned)	56,221	5.09	0.21	0.13
Total Probable Mineral Reserve	293,489	10.00	0.33	0.23
Total Proven and Probable Mineral Reserve	310,820	10.24	0.33	0.24
Total Pit Material 481,566 Ktonnes, Strip Ratio 0.61 to 1.

The mineral reserve is slightly greater than the January 1, 2007 mineral reserve of 303.0 million tonnes at 0.35% copper and 0.26 g/t gold. The higher metal prices have converted some mineral resource to mineral reserve, and the amount is slightly more then the mineral reserve mined during 2007. Also, 2007 mining resulted in more recovered ore than the block model predicted. This means producing enough ore to sustain milling operations depleted less of the reserve than would have been anticipated.

The NSR value shown on the table is “Net of Smelting, Refining, and Freight” and represents revenue value in $US per tonne less the charges for smelting, refining, concentrate freight, royalties and sales taxes. This will be discussed in more detail later in this section. The mine plan is based on 16.0 million tonnes per year of ore delivered to the plant.

Proven and Probable Open Pit Ore is ore, that according to the mine plan, will be mined and delivered to the plant the same year. This amounts to 252.4 million tonnes at 0.36% copper and 0.26 g/t gold.

The mine plan also produces low grade ores that will be stockpiled for potential processing at the end of open pit operations. This low grade stockpile amounted to 9.4 million tonnes as of January 1, 2008 and according to the current plan will ultimately be 56.2 million tonnes at 0.2 1% copper and 0.13 g/t gold. Mineral reserve planned to be reclaimed from stockpile is reported as a separate line item because there is a possibility that it may not be processed. Factors that might affect this decision include:

•	Low prices at the end of the mine life, which might result in the material not being economic to process.

•	The recoverable copper minerals in the ore might degrade with time, resulting in the material not being economic to process.

•	Management may have more profitable uses for the mining equipment or plant.

The stockpile material does not have a significant impact on project economics whether or not it is processed. It is a minor amount of ore and occurs too late in the project life to be significant in the cash flow analysis.

17.2         Mineral Resource

With the Micon Technical Report, dated July 2003, Yamana established a precedence of stating mineral resources as the summation of all blocks in the resource model without consideration of potential mining geometries.

Based on the Yamana method, IMC developed Table 17-2 as an estimate of mineral resources remaining after 2007 mining net of the mineral reserve presented in Table 17-1. The table is based on a copper equivalent cutoff grade of 0.17% where

Equivalent copper (%) = copper (%) + 0.66 x gold (g/t)

Table 17-2. Mineral Resources - Net of Mineral Reserve

Roesource Category	Resource	Copper	Gold
	Ktonnes	(%)	(g/t)
Measured/Indicated Resource
Measured Mineral Resource	731	0.18	0.10
Indicated Mineral Resource	119,086	0.22	0.13
Measured/Indicated Resource	119,817	0.22	0.13
Inferred Mineral Resource
Inside Design Pit	39,556	0.19	0.13
Outside Design Pit	265,305	0.19	0.11
Total Inferred Resource	304,861	0.19	0.11

Notes:
1.	Mineral resources are at a cutoff grade of 0.17% equivalent copper, where equivalent copper is copper(%) + 0.66xgold(g/t)

2.	Measured and indicated mineral resource is only the resource outside of the current design pit.

Note that measured and indicated resources are only those resources outside of the current final pit design. Measured and indicated mineral resources are 119.8 million tonnes at 0.22% copper and 0.13 g/t gold.

Inferred resources have separate line items for resources inside versus outside the final pit design. It can be seen that inferred resources inside the current pit design amount to 39.6 million tonnes at 0.19% copper and 0.13 g/t gold. Total inferred mineral resource is 304.9 million tonnes at 0.19% copper and 0.11 g/t gold.

At a 0.17% copper equivalent cutoff grade the measured and indicated mineral resource inside the final pit design is 302.6 million tonnes at 0.33% copper and 0.24 g/t gold which is a close approximation of the mineral reserve less currently existing stockpiles. This means Table 17-2 is an accurate estimate of the mineral resource, net of mineral reserve.

Table 17-3 shows mineral resources, inclusive of mineral reserves. Measured and indicated resource on Table 17-3 is the sum of the proven and probable mineral reserve (Table 17-1) and the measured and indicated mineral resource on Table 17-2. Inferred resources are the same on Tables 17-2 and 17-3.

Table 17-3. Mineral Resources - Including Mineral Reserve

Resource Category	Resource	Copper	Gold
	Ktonnes	(%)	(g/t)
Measured/Indicated Resource
Measured Mineral Resource	18,062	0.35	0.27
Indicated Mineral Resource	412,575	0.30	0.20
Measured/Indicated Resource	430,637	0.30	0.21
Inferred Mineral Resource
Inside Design Pit	39,556	0.19	0.13
Outside Design Pit	265,305	0.19	0.11
Total Inferred Resource	304,861	0.19	0.11

IMC considers that Yamana is responsible for mineral resource statements. To comply with the “reasonable prospect for economic extraction” condition in the CIM definition of mineral resources, IMC generally establishes an approximation of a mining geometry, such as a floating cone pit, for mineral resource statements. This additional restriction has not been placed on the mineral resources presented in Tables 17-2 or 17-3. All companies are not in agreement with the IMC definition, but it is noted that the larger mining houses generally restrict resources in the manner described by IMC.

There is, of course, no guaranty that any of the mineral resource, net of the current mineral reserve, will be converted to mineral reserve. There is also not guaranty that inferred mineral resource will be upgrades to measured or indicated mineral reserve.

17.3 Mine Production Schedule

17.3.1 Economic Parameters for Mine Design

The basis of the mineral reserve presented in Section 17.1 is a mine design and mine and plant production schedule developed by IMC during January 2008. The final pit design is based on copper price of US$ 1.85 per pound and a gold price of US$ 575 per ounce. These prices were established by Yamana personnel and are considered reasonable compared with prevailing metal prices. At the end of 2007 the spot prices for copper and gold were US$ 3.01 per pound and US$ 834 per ounce respectively.

Table 17-4 shows the economic parameters used for pit design. The mining, processing, and G&A unit costs were provided by Chapada personnel and are 2008 budget costs. The mining cost has increased 51% over the 2007 cost, the process cost has increased 11% over 2007, and the G&A cost has increased 98% over 2006 costs. Much of these cost increases, especially the G&A cost, are due to the exchange rate. Currently the exchange rate is at 1.76 Brazilian Reals per US dollar. At the beginning of 2007 the exchange rate was approximately 3 Reals to the dollar. Costs denominated in Brazilian Reals have increased about 70% in US dollar terms over the year. G&A is especially sensitive to this.

The smelting, refining, and freight cost is estimated at $0.490 per pound copper, an increase of 53% over the 2006 cost. This estimate is based on a concentrate grade of 28% (27% payable), a TCRC of US$ 93.87 per tonne concentrate and a freight cost of US$ 198.12 per tonne concentrate. A major component of the freight charge is in country costs which are also sensitive to the exchange rate when represented in US dollar terms.

Plant recoveries shown on Table 17-4 are mine life averages. For mine design they were calculated on a block-by-block basis and incorporated into the model. A NSR value was also calculated for each block in the model to simplify economic calculations since the copper and gold recoveries are dependent on head grade. As discussed above, the NSR value is the value per tonne ore net of smelting, refining, concentrate freight, royalties and sales taxes. An example of this calculation for a block with a copper grade of 0.332% and a gold grade of 0.239 g/t is shown in the following two sections.

Table 17-4: Economic Parameters for Chapada Mine Design

Parameter	2008 Update
Copper Price Per Pound	1.85
Gold Price Per Troy Ounce	575
Mining Cost Per Total Tonne	1.200
Processing Cost per Ore Tonne	2.540
G&A Cost Per Ore Tonne	0.480
Average Plant Copper Recovery (Note 1)	88.1%
Average Plant Gold Recovery (Note 2)	52.8%
Smelter Payable for Copper (Note 3)	96.5%
Smelter Payable for Gold	97.0%
Copper Smelting, Refining, Freight (Lb) Per Pound	0.490
Gold Refining Per Troy Ounce	5.00
Copper Royalty/Sales Taxes (% of Gross)	3.82%
Gold Royalty (% of Gross)	1.00%
Copper NSR Factor (Note 4)	$27.44
Gold NSR Factor (Note 5)	$17.60
NSR Internal Cutoff Grade (US$)	$3.02
NSR Breakeven Cutoff Grade (US$)	$4.22
NSR Stockpile Cutoff (US$)	$2.71

Note 1: Based on a reserve head grade of 0.332% copper and a tail grade of 0.04% copper.
Note 2: Based on a reserve head grade of 0.239 g/t gold and a tail grade of 0.12 g/t gold.
Note 3: Based on a concentrate grade of 28% and a 1% deduct, i.e. 27%/28%.
Note 4: NSR Cu = $27.44 x recovered copper grade
Note 5: NSR Au = $17.60 x recovered gold grade

17.3.2 Plant Recoveries

Recoveries are based on a copper tail grade of 0.04% copper, a gold tail grade of 0.12 g/t and a 28% copper concentrate grade. For a copper grade of 0.332% the copper recovery and concentration ratio from the standard two product formulas are:

Copper Recovery = 100% x 28(0.332 – 0.040) / (0.332 x (28 – 0.040)) = 88.1%

Concentration Ratio = (28 – 0.040) / (0.332 – 0.040) = 95.8

Assuming the same concentration ratio for gold(1), the gold concentrate grade for a gold grade of 0.239 g/t is:

Gold Concentrate Grade = 95.8 x (0.239 – 0.120) + 0.120 = 11.5 g/t

Gold Recovery = 100% x 11.5 x (0.239 – 0.120) / (0.239x(1 1.5 – 0.120) = 50.3%

It can be shown algebraically that the equation for recovered gold simplifies to:

Recovered Gold Grade = gold – tail + tail/concentration ratio

Recovered Gold = 0.239 – 0.120 + 0.120/95.8 = 0.120 g/t

(1) Concentration ratio is the ratio of feed minus tailing grades to concentrate minus tailing grades, so this assumption should be valid.

And 0.120 / 0.239 = 50.3% recovery.

This also shows that the gold recovery is not sensitive to the concentration ratio and concentrate grade assumptions.

17.3.3 NSR Calculation for Mine Design

An NSR value was calculated for each model block. The value is per ore tonne and reflects gross revenue less smelting, refining, freight, and royalty costs, as well as sales taxes.

NSR copper	= (1.85 – 0.490 – 0.0707)(Cu)(cu recovery)(0.965)(22.046)
= $27.44 x recovered copper grade

The $0.0707 term is for royalties and sales taxes at 3.82% of gross value.

NSR gold	= (575 – 5.00 – 5.75)(Gold)(au recovery)(0.97)/31.103
= $17.60 x recovered gold grade.

The $5.75 term reflects the gold royalty of 1% of gross revenue.

These factors are shown at the bottom of Table 17-4.

For a block, the total NSR is

NSR = $27.44 x recovered cu grade + $17.60 x recovered gold grade

Since the NSR value incorporates all the direct costs except mining, processing, and G&A the breakeven and internal NSR cutoff grades are as follows:

Breakeven NSR Cutoff = Mining + Processing + G&A

US$ 4.22 = $1.20 + $2.54 + $0.48

Internal NSR Cutoff = Processing + G&A

US$ 3.02 = $2.54 + $0.48

Internal cutoff applies to blocks that must be mined, i.e. mining is a sunk cost.

For the 2004 feasibility study, a low grade stockpile cutoff grade was established based on the formula:

Stockpile NSR cutoff = 0.70 x (process + G&A) + 0.5 x mining cost

This is based on the assumption that at the end of the mine life, when processing stockpile material is the only activity, process and G&A costs would be reduced to 70% of normal costs. 50% of the mining cost is an estimate of the mining rehandle cost. Applying this same equation results in a current low grade stockpile cutoff grade of $2.71 per tonne.

17.3.4 Pit and Phase Design

A slope stability analysis of the Chapada Project was done by Geoconsultoria S/C Ltda prior to the Feasibility Study. The report recommended slope angles as follows:

1.	26[o] for soil slopes (soils and saprolite). This material generally represents the top 10 to 30 meters of the entire mine area.

2.	45[o] for weathered rock slopes. This was interpreted as the southeast wall of the pit.

3.

56[o] for unweathered rock slopes on the southwest half of the northwest wall and 50[o] for unweathered rock slopes on the northeast half of the northwest wall and in the northeast pit area. The northeast pit area was flattened due to the depth of the pit.

The slope angles for weathered and unweathered rock as stated above were used in the floating cone calculations. IMC assumed them to be interramp angles, but also that allowances for haul roads should be minimal due to a relatively shallow pit depth. IMC did not model the saprolite slope angles in the floating cone calculations but did make allowances during the detailed design.

Figure 17-1 shows the final pit design. There is a main pit area and a smaller northeast pit. For the main pit there are four pit exits to allow access to the crusher and the various waste rock storage areas and stockpiles. There are two exits on the northwest wall, one exit of the southwest side, and one exit on the southeast wall. The final pit is 3000 meters long in the northeast-southwest direction and 1000 meters wide in the northwest-southeast direction. The pit bottom is at the 210 meter elevation. The highest wall is about 140 meters in the center of the southeast wall.

The northeast pit is 1500 meters long in the northeast-southwest direction and 600 meters wide in the northwest-southeast direction. The bottom bench is the 180 meter elevation and the highest wall is 200 meters on the southwest side. There are two exits from the pit, one on the northwest wall and one on the southeast wall. The total area disturbed by both pits is about 275 hectares.

IMC also designed a set of six mining phases. Figure 17-2 shows the phase outlines on the 300 mining bench. To date, mining activity at Chapada has been conducted in Phases 1 and 2. The first mining phase, Phase 1, was designed to provide about three years of mill ore in the highest grade, lowest strip ratio area of the mine. To date, Phase 1 is about 75% mined out and Phase 2 is about 10% mined out.

Since there were significant changes to commodity prices and operating costs since last year, IMC ran floating cones at various copper and gold prices to evaluate the final pit limit and check the phase extraction sequence. The floating cone analysis indicated that the mining phases and final pit design are still appropriate and that no design changes are required. The commodity price increases and cost increases approximately compensated for each other. It should also be noted that the northeast pit is constrained on the southwest side by the primary crusher location.

Figure 3
Final Pit

INDEPENDENT MINING CONSULTANTS, INC.

Figure 17.1: Final Pit Design

Figure 17.1: Final Pit Design

17.3.5 Mine Production Schedule

The tonnage and grade distribution from the mining phases was used to develop an updated mining production schedule, using the same procedures as the previous studies. IMC was also provided with the topography as of the end of 2007 that was incorporated into the phase tonnages for the calculation of the updated schedule. Figure 17-3 shows this topography.

IMC used a dynamic programming scheduling algorithm, developed in-house, to evaluate several potential production schedules. Required annual ore tonnes and user specified annual total material movements are provided to the algorithm, which then calculates the annual cutoff grades for a maximum NPV schedule. The economic parameters from Table 17-4 were used for the economic evaluation.

Tables 17-5 through 17-10 show the various parts of the schedule. Table 17-5 summarizes the mill ore stockpile and low grade stockpile as of December 31, 2007. The estimated tonnages and copper and gold grades were provided by Yamana personnel. IMC calculated the expected recoveries based on the constant tail grades of 0.04% copper and 0.12 g/t gold developed for the Feasibility Study. The NSR values shown on the table are based on the 2008 parameters from Table 17-4 and were calculated by IMC. IMC did not perform an audit of the stockpiles.

Table 17-6 shows the long range mine production schedule. The schedule is based on 16,000 ktonnes per year (16 million tonnes per year) of ore to the plant. It can also be seen that the schedule is based on a total material movement from the mine of 27 million tonnes during 2008, 30 million tonnes for 2009 and 2010, and total material movements peaking at 33 million tonnes per year for 2011 through 2020.

Table 17-7 shows low grade stockpile material that is accumulated during mining. This is material with an NSR grade between $2.71 per tonne and the operating cutoff grade for the year. The bottom of the table also shows the existing low grade stockpile and the total.

Table 17-8 shows the schedule for processing the existing mill stockpile. Yamana plans to process 1,150 ktonnes of this current stockpile during 2008. IMC assumes the remaining 1,092 ktonnes will be processed during 2009. Table 17-9 shows the schedule for processing the low grade. This is processed during Years 2023 through the first quarter of 2027 after the open pit is exhausted.

Table 17-10 shows a proposed plant production schedule developed by IMC:

•	2008 plant production is assumed to be 1,150 ktonnes of current mill stockpile plus 14,850 ktonnes of pit ore mined during 2008. This is 92.8% of the pit ore mined.

•

2009 plant production is assumed to be 1,092 ktonnes of the current mill ore stockpile, the remaining ore mined during 2008 (1,150 ktonnes), and 13,758 ktonnes of pit ore mined during 2009. This is 86% of the ore mined during 2009.

•

2010 plant production is the remaining 2,242 ktonnes of 2009 ore plus 13,758 ktonnes of 2010 ore. Similarly, 2011 through 2022 plant production is about 86% of ore mined during the current year and 14% of the ore mined the previous year.

•	2023 is the remaining pit ore plus low grade stockpile material. The remaining years are from the low grade stockpile.

Note that Table 17-10 also shows the estimated copper and gold recoveries by year based on the 0.04% copper and 0.12 g/t gold tail grades.

The production schedule is the basis for the mineral resource presented on Table 17-1 of this report.

Table 17-5: Existing Ore and Low Grade Stockpiles (Dec 31, 2007)

		2008					Contained Metal
Class	Ore	NSR	Copper	Rec. Cu.	Gold	Rec. Au	Copper	Gold
	Ktonnes	(US$ )	(%)	(%)	(g/t)	(g/t)	(mlbs)	(koz)
Mill Ore Stock	2,242	16.87	0.459	0.420	0.426	0.304	22.7	30.7
LG Ore Stock	9,379	7.49	0.258	0.218	0.206	0.085	53.3	62.1
Total Stockpiles	11,621	9.30	0.297	0.257	0.248	0.127	76.0	92.8

Table 17-6: Mine Production Schedule (After Dec 31, 2007)

Mining	NSR		2008					Contained Metal		Low Grade			Strip
Year	Cutoff	Ore	NSR	Copper	Rec. Cu.	Gold	Rec. Au	Copper	Gold	Stock	Waste	Total	Ratio
	(US$)	Ktonnes	(US$)	(%)	(%)	(g/t)	(g/t)	(mlbs)	(koz)		Ktonnes	Ktonnes
2008	10.00	16,000	19.95	0.543	0.503	0.467	0.349	191.5	240.2	4,167	6,833	27,000	0.34
2009	8.00	16,000	15.21	0.424	0.385	0.382	0.264	149.6	196.5	5,681	8,319	30,000	0.38
2010	6.75	16,000	14.11	0.412	0.372	0.339	0.221	145.3	174.4	3,603	10,397	30,000	0.53
2011	6.25	16,000	12.34	0.381	0.342	0.287	0.169	134.4	147.6	4,910	12,090	33,000	0.58
2012	5.00	16,000	11.56	0.330	0.290	0.322	0.204	116.4	165.6	3,551	13,449	33,000	0.69
2013	5.50	16,000	11.59	0.359	0.319	0.278	0.161	126.6	143.0	4,593	12,407	33,000	0.60
2014	4.50	16,000	9.90	0.336	0.297	0.214	0.100	118.5	110.1	2,141	14,859	33,000	0.82
2015	5.00	16,000	9.07	0.315	0.275	0.202	0.087	111.1	103.9	2,495	14,505	33,000	0.78
2016	3.70	16,000	8.61	0.292	0.252	0.212	0.096	103.0	109.1	971	16,029	33,000	0.94
2017	5.75	16,000	10.76	0.342	0.303	0.258	0.140	120.6	132.7	5,295	11,705	33,000	0.55
2018	6.00	16,000	11.18	0.364	0.324	0.247	0.129	128.4	127.1	6,444	10,556	33,000	0.47
2019	4.50	16,000	10.47	0.348	0.308	0.230	0.114	122.8	118.3	2,258	14,742	33,000	0.81
2020	3.02	16,000	9.70	0.341	0.302	0.191	0.081	120.3	98.3	130	16,870	33,000	1.05
2021	3.02	16,000	8.35	0.307	0.268	0.163	0.057	108.3	83.9	258	12,555	28,813	0.77
2022	3.02	16,000	7.45	0.284	0.244	0.149	0.043	100.2	76.6	298	6,840	23,138	0.42
2023	3.02	12,357	10.85	0.357	0.318	0.234	0.121	97.3	93.0	47	211	12,615	0.02
2024
TOTAL		252,357	11.33	0.358	0.319	0.261	0.146	1,994.3	2,120.3	46,842	182,367	481,566	0.61

Note: Waste includes the oxide stockpile material and also any inferred resources in the design pit.

Table 17-7: Low Grade Stockpile (Including Existing Stockpile)

Mining	NSR		2008					Contained Metal
Year	Cutoff	Ore	NSR	Copper	Rec. Cu.	Gold	Rec. Au	Copper	Gold
	(US$)	Ktonnes	(US$)	(%)	(%)	(g/t)	(g/t)	(mlbs)	(koz)
2008	2.71	4,167	6.60	0.249	0.209	0.160	0.049	22.9	21.4
2009	2.71	5,681	5.35	0.213	0.174	0.139	0.033	26.7	25.4
2010	2.71	3,603	5.06	0.211	0.171	0.124	0.021	16.8	14.4
2011	2.71	4,910	4.74	0.205	0.165	0.110	0.011	22.2	17.4
2012	2.71	3,551	3.91	0.176	0.136	0.107	0.010	13.8	12.2
2013	2.71	4,593	4.32	0.187	0.147	0.117	0.016	18.9	17.3
2014	2.71	2,141	3.72	0.171	0.131	0.097	0.007	8.1	6.7
2015	2.71	2,495	4.11	0.186	0.146	0.097	0.005	10.2	7.8
2016	2.71	971	3.24	0.155	0.115	0.098	0.005	3.3	3.1
2017	2.71	5,295	4.29	0.186	0.146	0.117	0.016	21.7	19.9
2018	2.71	6,444	4.42	0.192	0.153	0.117	0.013	27.3	24.2
2019	2.71	2,258	3.72	0.174	0.134	0.090	0.003	8.7	6.5
2020	2.71	130	2.86	0.144	0.104	0.084	0.000	0.4	0.4
2021	2.71	258	2.87	0.144	0.104	0.058	0.001	0.8	0.5
2022	2.71	298	2.86	0.143	0.104	0.061	0.001	0.9	0.6
2023	2.71	47	2.87	0.144	0.104	0.069	0.011	0.1	0.1
2024
Total Mine Plan		46,842	4.62	0.196	0.157	0.118	0.018	202.8	177.8
Existing LG Stk		9,379	7.49	0.258	0.218	0.206	0.085	53.3	62.1
TOTAL LG Stk		56,221	5.09	0.207	0.167	0.133	0.029	256.2	239.9

Table 17-8: Schedule for Processing of Existing Mill Ore Stockpile

Mining	NSR		2008					Contained Metal
Year	Cutoff	Ore	NSR	Copper	Rec. Cu	Gold	Rec. Au	Copper	Gold
	(US$)	Ktonnes	(US$)	(%)	(%)	(g/t)	(g/t)	(mlbs)	(koz)
2008		1,150	16.87	0.459	0.420	0.426	0.304	11.6	15.8
2009		1,092	16.87	0.459	0.420	0.426	0.304	11.1	15.0
TOTAL		2,242	16.87	0.459	0.420	0.426	0.304	22.7	30.7

Table 17-9: Schedule for Processing of Low Grade Stockpile

Mining	NSR		2008					Contained Metal
Year	Cutoff	Ore	NSR	Copper	Rec. Cu	Gold	Rec. Au	Copper	Gold
	(US$)	Ktonnes	(US$)	(%)	(%)	(g/t)	(g/t)	(mlbs)	(koz)
2023		1,401	5.09	0.207	0.167	0.133	0.029	6.4	6.0
2024		16,000	5.09	0.207	0.167	0.133	0.029	72.9	68.3
2025		16,000	5.09	0.207	0.167	0.133	0.029	72.9	68.3
2026		16,000	5.09	0.207	0.167	0.133	0.029	72.9	68.3
2027		6,820	5.09	0.207	0.167	0.133	0.029	31.1	29.1
Total Mine Plan		56,221	5.09	0.207	0.167	0.133	0.029	256.2	239.9

Table 17-10: Proposed Plant Production Schedule (Including Existing Stockpiles)

Mining	NSR		2008					Contained Metal		Copper	Gold
Year	Cutoff	Ore	NSR	Copper	Rec. Cu.	Gold	Rec. Au	Copper	Gold	Recov.	Recov.
	(US$ )	Ktonnes	(US$ )	(%)	(%)	(g/t)	(g/t)	(mlbs)	(koz)	(%)	(%)
2008	10.00	16,000	19.73	0.537	0.497	0.464	0.346	189.4	238.7	92.6%	74.5%
2009	8.00	16,000	15.66	0.435	0.396	0.391	0.273	153.4	201.2	91.0%	69.8%
2010	6.75	16,000	14.26	0.414	0.374	0.345	0.227	145.9	177.5	90.4%	65.8%
2011	6.25	16,000	12.59	0.385	0.346	0.294	0.176	135.9	151.4	89.8%	59.9%
2012	5.00	16,000	11.67	0.337	0.297	0.317	0.199	118.9	163.1	88.2%	62.8%
2013	5.50	16,000	11.59	0.355	0.315	0.284	0.167	125.2	146.2	88.7%	58.8%
2014	4.50	16,000	10.14	0.339	0.300	0.223	0.109	119.7	114.7	88.5%	48.7%
2015	5.00	16,000	9.19	0.318	0.278	0.204	0.089	112.1	104.8	87.5%	43.6%
2016	3.70	16,000	8.67	0.295	0.255	0.211	0.095	104.1	108.3	86.5%	45.0%
2017	5.75	16,000	10.46	0.335	0.296	0.252	0.134	118.2	129.4	88.3%	53.2%
2018	6.00	16,000	11.12	0.361	0.321	0.249	0.131	127.3	127.9	89.0%	52.5%
2019	4.50	16,000	10.57	0.350	0.310	0.232	0.116	123.5	119.5	88.6%	50.0%
2020	3.02	16,000	9.81	0.342	0.303	0.196	0.086	120.6	101.1	88.6%	43.6%
2021	3.02	16,000	8.54	0.312	0.273	0.167	0.060	110.0	85.9	87.5%	36.2%
2022	3.02	16,000	7.58	0.287	0.247	0.151	0.045	101.3	77.7	86.1%	29.8%
2023	3.02	16,000	9.87	0.334	0.294	0.213	0.102	117.7	109.7	88.2%	47.8%
2024	2.71	16,000	5.09	0.207	0.167	0.133	0.029	72.9	68.3	80.8%	21.9%
2025	2.71	16,000	5.09	0.207	0.167	0.133	0.029	72.9	68.3	80.8%	21.9%
2026	2.71	16,000	5.09	0.207	0.167	0.133	0.029	72.9	68.3	80.8%	21.9%
2027	2.71	6,820	5.09	0.207	0.167	0.133	0.029	31.1	29.1	80.8%	21.9%
TOTAL		310,820	10.24	0.332	0.292	0.239	0.126	2,273.1	2,390.9	88.1%	52.8%

Figure 17.3: Mining Topogaphy as of December 31, 2007

17.4         Description of the Block Model

The mineral resources and mineral reserves stated in Sections 17.1 and 17.2 of this report are based on an ore reserve block model developed by Santa Elina and Echo Bay during late 1996 or early 1997. The model has been in the custody of IMC during this entire time period so no modifications to the original model have been done. IMC did a substantial amount of review and audit work on the model as part of the Kilborn Feasibility Study conducted in 1997. Along with the block model, IMC was provided the drilling, geologic, and topographic information that was used to develop the model.

The key points of the development of this model are as follows:

1.             The east axis of the model was rotated to parallel the perceived main mineralization trend of N56oE.

2.             The model is based on regular blocks of size 10 meters by 10 meters by 5 meters high.

3.             The main ore controls for grade estimation are based on three major rock type/metallurgical zones: 1) a saprolite oxide zone which lies near the surface with a thickness of 20 to 25 meters, 2) a saprolite sulfide zone with an average thickness of 5 to 10 meters, and 3) a bedrock zone that contains several rock types but which have been grouped. An interpretation of the oxide saprolite and sulfide saprolite zones was made and incorporated into the model. In the bedrock zone, an ore shell defined at a 0.15% copper equivalent cutoff grade was also interpreted and put into the model as a main ore control.

4.             The bedrock zone was further divided into six sub-zones (two were very minor and not generally in the mining area). The purpose of the sub-zones was to clarify variogram calculation and to allow block grade estimation to have different search directions in different areas of the deposit.

5.             Copper and gold grades were estimated by ordinary kriging. A minimum of three and a maximum of ten composites were used to assign grades with no more than three composites from any hole. Copper assays were capped at 2.5% copper and gold assays were capped at 3.5 g/t gold. The capping only affected about eight copper and nine gold assays.

6.             Gold grades of the oxide saprolite were estimated with search radii of 230 meters along the main trend, 130 meters across it, and 35 meters vertical. Copper was not estimated in the oxide saprolite zone.

7.             Copper and gold grades of the sulfide saprolite were estimated with search radii of 230 meters along the major trend, 130 meters across it, and 35 meters vertical.

8.             Copper grades in the bedrock zones in the main pit area were estimated with search radii of 150 meters along the main trend, 100 meters across it, and 40 meters vertical. Gold grades were estimated with search radii of 200 meters along the main trend, 100 meters across it, and 40 meters vertical. The search operator had different dips by zone ranging from 0 to 10 degrees.

9.             Copper grades in the bedrock zone in the northeast pit area were estimated with search radii of 250 meters along the main trend, 130 meters across it, and 35 meters vertical. Gold grades were estimated with search radii of 250 meters along the main trend, 150 meters across it, and 35 meters vertical.

10.           A code was included in the model to distinguish measured/indicated material from inferred material. Blocks inside the saprolite zones, or the bedrock ore shell, estimated with a minimum of four composites and two holes were considered measured/indicated.

11.           Specific gravities were assigned to model blocks as 1.85 for oxide saprolite, 2.00 for sulfide saprolite, and 2.7 for bedrock.

During July 2003 Yamana personnel established the criteria to segregate measured and indicated resources as required under NI 43-101. In addition to the four composites and two holes for measured/indicated resources, measured resources also required drilling on a regular grid spaced no more than 50 meters by 50 meters and that the closest composite be no more than 35 meters from the block. IMC accepts this as a reasonable distinction between measured and indicated mineral resources and proven and probable mineral reserves.

Memos from Lynn Canal Geologic Services written in 1997 indicate that the model was developed with the Vulcan modeling system. The software version is not known.

17.5         Bulk Density

The specific gravities used for the resource model were based on 2,438 measurements on core samples from various rock types. These were compiled into the oxide, transition zone, and bedrock specific gravities used for the model. IMC did not do a detailed review of the calculations, but the method used (water immersion of a wax coated sample) is the accepted method for these measurements.

17.6         Model Validation

As part of the end of 2007 mineral reserve update, IMC did a review of ore control sampling and the ore control model. Ore control sampling data was also compared with the long range block model. The details of this work are reported in “Chapada Copper-Gold Project, Brazil – Review of Ore Control Sampling and Ore Control Modeling Procedures” by IMC and dated December 26, 2007. Compared to 2007 production the long range block model appears to be somewhat conservative. In particular: 1) more ore was mined during 2007 than the model predicted, and 2) the actual grade of copper mined was higher than the model predicted. For gold, there was good agreement between actual mining results and the long range model.

The differences between the model copper grades and grades realized in mining is consistent with the difference between “old” and “new” drilling presented in Table 14-3 and also the difference between the Brazilian lab copper assays and Cone assays presented in Table 14-1.

It is the opinion of IMC that the long range model is reasonable for mineral reserve and mineral resource statements, and for long range planning.

18.0        Other Relevant Data and Information

18.1         Plant Capital Requirements

During the IMC site visit it was noted that the tailings line was being replaced. There was also some leakage of concentrates from various places in the plant and some pumps were being replaced. It was reported to IMC that the ore material is more abrasive than original estimates indicated and there was damage to the tailings line, various pumps, some valves, and some of the flotation cells.

It was also noted that some of the harder ores were being set aside at the primary crusher.

There are capital repairs and upgrades required at the crusher and plant. It was reported to IMC that the budget for these repairs and upgrades is US$ 10.9 million for 2008, US$ 11.5 million for 2009, and US$ 12.1 million for 2010.

IMC has not made an independent determination if this is sufficient to make all the required upgrades.

18.2         Surface Ownership

It was also disclosed to IMC during the site visit that Yamana does not yet have an agreement for the surface rights to all the land that will be required to mine in the northeast pit, though it does have the mineral rights to the land.

The current IMC mine plan includes mining in the northeast pit during 2013, about five years from the current date, though it may be possible to delay this if necessary.

18.3         Currency Exchange

The Brazilian economy has a very large industrial base. In addition to labor, a significant portion of the mine and plant consumable items are produced in Brazil, and are thus priced in local currency, the Brazilian Real.

Copper and gold sales are generally priced in US dollar terms on world markets, so the Chapada revenue is largely in US dollar terms.

For the last several years the exchange rate tended to be about three Reals to the dollar. During 2007 the Real measured significant gains against the US dollar and, as of this writing, the exchange rate is about 1.75 Reals to the dollar.

This has caused a very sharp escalation in operating costs in US dollar terms. As an example of the impact at the beginning of 2007 annual G&A costs were estimated at about $4 million US dollars or about $0.25 per ore tonne. The 2008 budget is about $0.48 per ore tonne or about $7.7 million.

Currently the cost increases have been more than offset by the high commodity prices and if the Real continues to move with commodity prices this will provide a bit of a hedge against falling prices.

18.4         2007 Mine Production Versus Budget

Yamana reports 2007 mine production as about 22.1 million tonnes of total material. The budget for the year was 25.0 million tonnes so there was a shortfall of about 12%.

Fortunately, more ore was produced than the resource model indicated, so ore requirements for the year were achieved.

The IMC long range mine plan calls for total mine production of 27 million tonnes during 2008, 30 million tonnes in 2009 and 2010, and a peak of 33 million tonnes from 2011 through 2020. If these tonnages are not produced it is still possible to meet plant ore requirements, but at lower head grades than are currently planned.

2007 mining should be monitored closely to determine if budget material production can be met.

Given the current high commodity prices, a significant risk to the Chapada Project would be the failure to deliver the required ore due to the fleet of small equipment.

18.5         2007 Mill Production Versus Budget

It was reported to IMC that plant production for 2007 was 12.7 million tonnes. This is about 79% of the nominal capacity of 16 million tonnes per year, which is reasonable for the first year of commercial production for a flotation plant; the length of the actual commercial production period during the year was only 10.5 months. However, forth quarter production was slightly less than third quarter production at 3.1 million ore tonnes versus 3.3 million for the third quarter. This reflects some of the repair requirements at the plant discussed in Section 18.1.

19.0        Interpretation and Conclusions

The Chapada Project was successfully constructed and has finished almost a full year of commercial production. With current copper and gold prices the mine is positioned to deliver high cashflows to Yamana for several years.

There are maintenance issues in the plant, as discussed in Section1 8.1, that need to be aggressively managed and rectified as soon as possible.

Currency exchange issues have also caused a significant increase in operating costs over the last year in US dollar terms. In particular, labor costs are high. This shows up particularly in the mining and G&A costs.

20.0        Recommendations

20.1         Additional Drilling

Table 17-2 indicates about 40 million tonnes of inferred resource within the limits of the current design pit, though it is relatively low grade material.

An on-going development drilling program needs to be commenced to explore this material and also to provide better grade definition for short term mine planning and budgeting.

20.2         Resource Block Model

The resource block model needs to be updated. The current model was developed during 1996 and 1997. For the update some of the ore control sampling data can be incorporated into the model to improve local grade estimations near current mining areas.

20.3         Evaluation of Larger Mining Equipment

The original selection of the small mining equipment for Chapada was based on two points:

1.	Duties on imported mining equipment was (and still are) quite expensive. During the feasibility study it was reported to IMC that the duties were about 35%. Repair parts were also subject to duties.

2.	Local labor was quite inexpensive.

Point 1 is still valid, but labor is no longer inexpensive in Brazil in US dollar terms. IMC recommends that an evaluation to changing to larger equipment be done.

Note also the following observations:

1.

The small trucks are currently significantly less productive than original estimates indicated. The truck fleet is currently 52 Randon and five Scania trucks. Based on the current productivity of these trucks the required fleet may approach 100 trucks as the pit deepens and the dumps get higher.

2.

Given the current high commodity prices there is a high opportunity cost if the mine fails to meet production goals. As the pit deepens it also appears the materials are going to get harder. IMC perceives a significant risk that the small equipment may not keep up with budget requirements.

Equipment productivity needs to be monitored closely during 2008.

21.0        References

Hatch Limited and Independent Mining Consultants, Inc., August 2004, “Chapada Copper- Gold Project – Goias State, Brazil – Technical Report”.

Independent Mining Consultants, Inc., June 2004, “Chapada Project, Brazil – Mining Feasibility Study – Rev. June 2004.”

Independent Mining Consultants, Inc., December 26, 2007, “Chapada Copper-Gold Project, Brazil – Review of Ore Control Sampling and Ore Control Modeling Procdures.”

Independent Mining Consultants, Inc., February 6, 2008, memo report “Chapada Reserve Update – January 1, 2008 Mineral Reserve – Revised.”

Independent Mining Consultants, Inc., February 2008, “Chapada Copper-Gold Project – Mine Equipment Requirements and Mine Capital and Operating Costs.”

Lovstrom, K.A., December 1997, “Summary of Data Quality Control for the Chapada Project, Goias, Brazil.”

Micon International Limited, July 2003, “Technical Report on the Chapada Copper-Gold Property, Goias State, Brazil.”

22.0        Date and Signature Page

Signed this 17th day of March, 2008

“Michael G. Hester”

Michael G. Hester, FAusIMM
Vice President and Principal Mining Engineer Independent Mining Consultants, Inc.

23.0        Additional Requirements for Technical Reports on Development Properties

23.1         Mining Operations

The mine plan is based on supplying ore to a conventional copper sulfide flotation plant at the rate of 16 million tonnes per year. The IMC mine production schedule (Table 17-6) specifies total mine production rates of 27 million tonnes in 2008, 30 million tonnes for 2009 and 2010, after which a peak material movement of 33 million tonnes per year is required for most of the rest of the mine life.

Mining is by conventional open pit mining methods. Mining is being conducted with excavators of 4.3 cubic meter capacity and haul trucks with a capacity of about 28 tonnes. This equipment is very small for a project of this size. Typical equipment for a project of this size is hydraulic shovels with a capacity of about 19 cubic meters matched with trucks of 150 tonne capacity. The motivation for selecting the small equipment for Chapada was as follows:

•        The duties for imported mining equipment are very high, about 35%. This duty is also applied to repair parts for the equipment. The small equipment is manufactured in Brazil and not subject to the duties.

•        At the time of the 2004 feasibility study local labor rates were very low in US dollar terms.

These conditions made the small equipment an attractive alternative to large equipment for development of the Chapada mine. To date the Chapada mining staff has done an excellent job converting IMC’s long rang mine plans into short term plans that have allowed for sufficient working places for all the small equipment. During 2007 the mine produced 22.1 million total tonnes out of a budget of 25 million tonnes. Table 23-1 shows the current mining equipment fleet.

Table 23-1: Chapada Current Mining Equipment Fleet

Description	Number
Bucyrus 35HR Drill	4
Wolf 5000E Drill	1
Liebherr R964B Excavators	7
Liebherr R944 Excavator	1
Randon 430B Trucks	52
Scania 8 x 4 Trucks	5
Caterpillar D8T Track Dozers	2
Caterpillar D6RII Track Dozers	3
Caterpillar 950GII Wheel Loader	2
Caterpillar 980H Wheel Loader	1
Caterpillar 140H Motor Grader	3
Caterpillar 416DII Backhoe Loader	1
Scania Water Trucks

As part of this study, IMC developed an independent estimate of mine equipment requirements on a first principles approach and based on the current operating experience at Chapada. The approach was to develop an equipment model for 2007 actual results and extend this into the future to account for changes in conditions such as rock hardness and truck haulage profiles as the mine is developed, etc. Table 23-2 summarizes the mine fleet requirements by year during the mine life. It can be seen that the peak requirement for drills and excavators is estimated at six and eight units respectively. It is also indicated that truck requirements will peak at about 98 units during 2013, based on current operating experience.

Table 23-2: Mine Major Equipment Fleet Requirement

	Time Period
Equipment Type	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Bucyrus 35HR Drill	3	4	5	5	6	6	6	4	4	5	5	5	5	6	5	5	3	0	0	0
Liebherr 964 Excavator	6	7	7	7	8	8	8	8	8	8	8	8	8	8	7	6	4	3	3	3
Caterpillar 980G Wheel Loader	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Randon RK 430B Truck	48	63	86	85	92	92	98	79	79	86	86	86	86	86	82	82	44	16	16	16
Caterpillar D6R Track Dozer	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	2	2	2
Caterpillar D8R Track Dozer	2	2	2	2	3	3	3	3	3	3	3	3	3	3	3	3	2	1	1	1
Caterpillar 140H Motor Grader	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	1	1	1
Scania Water Truck	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	2	2	2
TOTAL	70	87	111	110	120	120	126	105	105	113	113	113	113	114	108	107	64	26	26	26

Currently, the primary drilling fleet consists of four Bucyrus 35 HR drills. According to the IMC calculations, five units will be required for 2009 and six units for 2011, when peak mining requirements increase to 33 million tonnes per year.

For the 2004 Feasibility Study rock hardness was modeled on a block by block basis from hardness data that was logged in the drill cores. This data was used to estimate drill penetration rates and also powder factors for blasting. Table 23-3 shows the current mine production schedule tabulated by the various hardness categories for saprolite and hard rock. It can be seen, that according to the model, 2007 mining encountered 5.3 million tonnes of the hardest 50 MPa to 300Mpa hard rock. It can also be seen that over the next six years, through 2013, the amount of material in the hardest class will increase considerably. This is estimated at 8.7 million tonnes during 2008, 13.3 million tonnes during 2009, 12.7 million tonnes during 2010, 16.2 million tonnes during 2011, 22.3 million tonnes during 2012, and finally, 19.6 million tonnes during 2013. If the geotechnical model is correct, it is anticipated that drilling and blasting requirements will increase over the next several years.

Table 23-3: Total Material by Hardness in Mpa

Year	Hard Rock <5 Mpa Ktonnes	Hard Rock 5-50 Mpa Ktonnes	Hard Rock 50-300 Mpa Ktonnes	Hard Rock Undefined Ktonnes	Saprolite <5 Mpa Ktonnes	Saprolite 5-50 Mpa Ktonnes	Saprolite 50-300 Mpa Ktonnes	Saprolite Undefined Ktonnes	Total Ktonnes
2007	809	13,643	5,302	0	884	1,346	100	47	22,131
2008	1,051	13,081	8,665	153	1,526	1,423	559	542	27,000
2009	735	13,830	13,272	32	990	830	149	162	30,000
2010	819	10,999	12,674	9	3,088	2,171	224	16	30,000
2011	2,242	11,739	16,200	39	721	1,531	471	57	33,000
2012	2,032	8,442	22,299	0	72	84	71	0	33,000
2013	470	6,262	19,615	124	4,967	833	20	709	33,000
2014	1,321	12,224	8,661	454	6,258	2,120	167	1,795	33,000
2015	2,209	6,516	11,281	77	8,496	2,401	128	1,892	33,000
2016	1,845	17,503	6,205	236	2,909	2,674	360	1,268	33,000
2017	812	19,359	12,366	2	172	175	71	43	33,000
2018	401	15,724	14,564	25	1,805	0	0	481	33,000
2019	952	14,154	13,600	36	2,725	770	496	267	33,000
2020	839	16,382	15,763	14	0	0	1	1	33,000
2021	1,095	11,193	16,524	0	0	0	0	1	28,813
2022	270	5,067	17,801	0	0	0	0	0	23,138
2023	0	1,975	10,640	0	0	0	0	0	12,615
2024	0	0	0	0	0	0	0	0	0
2025	0	0	0	0	0	0	0	0	0
Total	17,902	198,093	225,432	1,201	34,613	16,358	2,817	7,281	503,697
Percent	3.6%	39.3%	44.8%	0.2%	6.9%	3.2%	0.6%	1.4%	100.0%

The current hauling fleet consists of 52 Randon RK 430B trucks and five Scania trucks. It was reported to IMC that 2007 truck production out of the pit (i.e. not stockpile rehandle) was only about 90 tonnes per truck hour. This is an extremely low productivity; initial estimates of productivity for the Randon trucks were 120 to 150 tonnes per hour. An example of the changes to key parameters required to go from the expected productivity to the observed productivity are as follows:

•                       Increase in rolling resistance from a typical 3% to 5%; this would reflect sub-standard roads or sub-standard tires;

•                       Reduction in operator efficiency from 83.3% to 75% (50 effective minutes per hour to 45 minutes per hour); this would reflect excess time losses such as queuing at the loaders or at the dump points or excess congestion on the roads;

•                       10% reduction of manufactures rimpull curve; reflects 10% less power.

Note that all three of these negative changes were required to match the numerical model with observed results. It is clear that the truck performance is not adequate. As the pit gets deeper and dumps get higher the productivity will decrease. Based on current conditions the life of mine average productivity is estimated to be about 74 tonnes per hour.

More details on the equipment requirements are reported in “Chapada Copper-Gold Project – Mine Equipment Requirements and Mine Capital and Operating Costs” by IMC and dated February 2008.

23.2       Recoverability

As previously discussed, plant recovery projections for this study are based on a constant tail model with tail grades of 0.04% copper and 0.12 g/t gold. The right hand columns of Table 17-10 show estimated copper and gold recoveries by year based on the constant tail model. Life of mine copper and gold recovery is estimated at 88.1% and 52.8% respectively. Due to the higher head grades projected for the years 2008 through 2012, copper and gold recoveries are projected at about 90.6% and 67.4% respectively.

Though actual production data is limited, Table 16-2 shows actual recoveries for 2007 were 87.8% copper and 73.1% for gold. These are comparable to predicted recoveries for the next five years, though they are lower than the constant tail model predicted given actual head grades of 0.50% copper and 0.60 g/t gold. Overall, the results are acceptable for the first year of commercial production.

23.3       Markets

The product of the Chapada concentrator is a copper concentrate that tends to be 27% to 28% copper that has been readily marketable on world markets. Gold is recovered from the concentrate during the refining stage of the processing.

23.4       Contracts

23.4.1    Smelting/refining Contracts

Chapada mine has a long term sales contracts with Hindalco Industries Limited - Birla Copper Group of India covering a total volume of 70,000 wmt in 2007, 130,000 wmt during 2008 and 100,000 wmt each from 2009 to 2018; Atlantic Copper- Freeport- McMoRan Copper and Gold Inc of Spain covering a total volume of 30,000 wmt in 2007 and 50,000 wmt each per year from 2009 to 2011; Caraiba Metais S/A of Brazil covering a total of 16,000 wmt in 2007 and 24,000 wmt each during 2008 and 2009. Chapada also has contracts with two trading companies: Trafigura AG, 40,000 wmt in 2007 and 30,000 wmt in 2008 and Louis Dreyfus Commodities Metals Suisse S/A covering a total of 30,000 wmt in 2007 and 30,000 wmt in 2008.

23.4.2    Concentrate Freight Contracts

Concentrate transport is also an important consideration for operating costs. The contracts are finalized with FCA rail and with trucking companies Cooperalto, Dgranel and Usifaste. Yamana is exporting via the port at Vitória. The combination of truck and rail haulage is used. The local market will require transport by truck to the smelter at Camacari.

23.5       Environmental Considerations

A substantial amount of environmental study, analysis and regulatory review was made for the Chapada Project. In November, 1996, Geomina Consultants, from Goiânia, State of Goiás, Brazil, developed an Environmental Impact Study. This report was used for public comment and as support for application for permits. Yamana obtained the three environmental permits required for mine operations in Brazil: 1) the first environmental license (LP) was issued in December 1999; 2) the construction license (LI) was issued in April 2001 and it was renewed twice in April 2003 and April 2006; and 3) the operation license was published in November 2006, and it is valid until April 2008. The operation of the Maraca Mine started up in November 2006.

On December 2007, Maracá Mine submitted to the State of Goiás Environmental Agency all necessary documents to obtain the operational environmental license renew.

The Chapada Mine is with all Licenses (Operation, Deforest, Water Use Permit, etc) needed to operate.

The environmental impact study was carried out by Geomina Consultants and the results are summarized as follow.

Environmental and socioeconomic characterization of the mine influence area was done by using existing available data, and by obtaining site-specific information. No ethnic minorities or tribal groups were identified in the mine area of influence.

A non-intervening archaeological inspection, developed in May 2004, led to the identification and registration of eight and nine archaeological sites and occurrences, respectively. The archaeological rescue identified 19 sites and eight occurrences effectively. The pieces rescued are entrusted at Porangatu Museum.

The site vegetation survey identified 118 species of six types of vegetation, reinforcing the tropical (savannah) characteristics of the natural vegetative. Four protected species were found. Deforestation licenses were approved. Two forest reservations (186 and 234 hectares) were created according to the legislations, and the land use in these areas is restricted.

Fauna studies identified a total of 121 species, six of them being protected.

An environmental characterization test program was conducted on the unprocessed rock and mill products during 1997 by using EPA standards protocols. The results have suggested low Acid Rock Drainage Potential. Aluminum, iron and manganese were found in drill holes within concentrations detected in the local groundwater. The potential implication of selenium presence in some cases should be reviewed during operation.

Surface water background concentrations are higher than expected discharges. Yamana is clarifying Class 2 water quality compliance, according to the National Environmental Council (CONAMA) Rule 357/2006. Effluent physicochemical treatment facilities include a specific pond for tailing dam overflow and/or contaminated excess pit water. A monitoring program will assure water quality compliance.

Storm water runoff and hazardous liquids handling are be adequately addressed using Best Management Practices.

The sewage treatment plant is operating in order to attend all mine sanitary requirements.

Industrial, sanitary and solid waste is disposed of at the Chapada facilities, respectively in a Temporary Deposit for Waste and in the Alto Horizonte landfill.

The closure and reclamation plan is being revised in order to improve environmental and human life protection, reducing long-term monitoring, maintenance, and potential liabilities. An amount of US$ 13.5 million is estimated for closure and abandonment costs.

23.6       Taxes and Other Payments

It is reported to IMC that income taxes are 34% of taxable cash flow. This is made up of two components, a 25% corporate tax rate and a 9% social contribution. In addition to direct operating costs, royalty payments and capital depreciation are deducted to calculate taxable cash flow.

The financial analysis performed by IMC for this study is on a before-tax basis.

23.7       Capital and Operating Costs

23.7.1    Capital Costs

Plant Capital

As discussed in Section 18.1, there are capital repairs and upgrades required at the crusher and plant. It was reported to IMC that the budget for these repairs and upgrades is US$ 10.9 million for 2008, US$ 11.5 million for 2009, and US$ 12.1 million for 2010.

For 2010 and after, IMC has estimated plant sustaining capital at about $2.4 million per year or about $0.15 per ore tonne.

Mine Capital

A schedule of mine capital expenditures was also developed by IMC based on the equipment requirements, estimated operating hours on the current fleet, and estimated equipment life.

The estimate was based on three components:

•                  Major equipment was based on estimating the number of units of each equipment class (excavators, trucks, etc.) that needs to be purchased by year to operate the mine production schedule. This number includes equipment replacements and on-going fleet build up. Major equipment costs over the mine life are estimated at US$ 112.8 million.

•                  Minor equipment is estimated at 10% of major equipment over the life of the mine, or US$ 11.3 million.

•                  Equipment salvage value is estimated at US$ 29.9 million over the mine life. This gives a net equipment cost of US$ 94.2 million.

These costs are in 1st quarter 2008 US dollars.

Table 23-4 shows mine capital costs over the mine life.

Table 23-4

SUMMARY OF MINE CAPITAL AND OPERATING COSTS
($US x 1000)

	Mine
	Sustaining	Operating	TOTAL
Year	Capital (1)	Cost	COST
2007	0	28,353	28,353
2008	1,584	34,916	36,500
2009	14,453	43,324	57,777
2010	6,685	42,364	49,049
2011	9,107	47,015	56,121
2012	2,880	48,622	51,502
2013	8,453	48,377	56,829
2014	4,045	40,827	44,872
2015	9,212	40,709	49,920
2016	8,328	42,753	51,081
2017	8,021	44,784	52,805
2018	7,909	44,981	52,890
2019	8,032	44,601	52,632
2020	3,840	45,591	49,431
2021	6,132	42,886	49,018
2022	248	40,695	40,943
2023	-2,736	24,811	22,075
2024	-2,016	9,185	7,169
2025	0	9,183	9,183
2026	0	9,183	9,183
2027	0	5,010	5,010
2028
TOTAL	94,174	738,168	832,342

Note 1: Includes salvage credit, which is also the reason for negative values in 2023 and 2024.

23.7.2    Operating Costs

G&A Costs

G&A costs for 2008 are budgeted at US$ 7.68 million or about $0.48 per ore tonne.

Plant Operating Costs

Plant operating costs for 2008 are budgeted at a unit cost of $2.54 per ore tonne. For 16 million ore tonnes per year this amounts to $40.6 million for processing.

TC/RC Costs

The 2008 budget for TC/RC costs is US$ 93.87 per tonne concentrate. In addition, concentrate freight costs are budgeted at US$ 198.12 per tonne.

Mine Operating Costs

Mine operating costs were developed by IMC on an annual basis, based on the equipment requirements calculated in the previous section. The approach was as follows:

•                       Various components of the cost data were provided to IMC by Yamana. This included fuel costs, tire costs, explosive costs, labor costs, some 2007 cost results by cost center, and some budget 2008 cost data.

•                       This data, along with IMC assumptions, was incorporated into the IMC cost model and adjusted so that the 2007/2008 cost results from the model was approximately equal to budget 2008 costs of about $1.20 per total tonne.

•                       The model was then used to project mining costs into the future accounting for changes in truck haulage profiles, rock hardness, etc.

Table 23-5 summarizes the projected costs by cost center for the various years. Table 23-6 presents the data in terms of cost per tonne. Note that the total tonnes used as the divisor includes some rehandled material. Note that the 2008 mining cost is projected by IMC to be about $1.24 per tonne increasing to $1.39 in 2009 due to increasing drilling, blasting, and haulage costs. Over the life of the mine an average cost of $1.27 per tonne is indicated, though this also includes the low cost rehandle material at the end of the mine life.

These cost estimates are based on a fuel cost of $0.73 per liter for diesel fuel. All costs are in 1st quarter 2008 US dollars.

Table 23-5: Summary of Mine Operating Costs - Total Dollars ($US x 1000)

Mining Year	Total Material (kt)	Drilling	Blasting	Loading	Hauling	Roads/ Dumps	Mine Services	Mine Admin	TOTAL	Cost/ Tonne of Total Mat’l	Cost/ Ore Tonne
2007	23,624	2,005	5,184	3,378	11,066	2,537	1,742	2,441	28,353	1.200	2.353
2008	28,150	2,571	6,664	4,078	14,390	2,542	2,105	2,566	34,916	1.240	2.182
2009	31,150	3,131	8,181	4,484	19,768	2,537	2,459	2,764	43,324	1.391	2.708
2010	31,150	2,997	7,636	4,581	19,413	2,537	2,447	2,753	42,364	1.360	2.648
2011	34,150	3,580	9,100	4,858	21,200	2,778	2,676	2,823	47,015	1.377	2.938
2012	34,150	4,029	10,246	4,784	21,253	2,784	2,689	2,837	48,622	1.424	3.039
2013	34,150	3,475	9,086	4,967	22,489	2,778	2,718	2,864	48,377	1.417	3.024
2014	34,150	2,769	6,806	5,077	18,121	2,778	2,561	2,716	40,827	1.196	2.552
2015	34,150	2,788	6,591	5,152	18,121	2,778	2,562	2,717	40,709	1.192	2.544
2016	34,150	2,853	7,012	4,986	19,738	2,784	2,614	2,767	42,753	1.252	2.672
2017	34,150	3,292	8,795	4,791	19,738	2,778	2,620	2,770	44,784	1.311	2.799
2018	34,150	3,328	8,901	4,844	19,738	2,778	2,621	2,771	44,981	1.317	2.811
2019	34,150	3,278	8,514	4,901	19,738	2,778	2,621	2,771	44,601	1.306	2.788
2020	34,150	3,507	9,390	4,778	19,738	2,784	2,624	2,772	45,591	1.335	2.849
2021	29,963	3,276	8,591	4,175	18,964	2,778	2,370	2,731	42,886	1.431	2.680
2022	24,288	2,989	7,795	3,396	18,964	2,778	2,062	2,710	40,695	1.676	2.543
2023	16,258	1,729	4,439	2,308	10,169	2,537	1,315	2,313	24,811	1.526	1.551
2024	16,000	0	0	2,023	3,705	1,300	1,004	1,153	9,185	0.574	0.574
2025	16,000	0	0	2,023	3,705	1,297	1,004	1,153	9,183	0.574	0.574
2026	16,000	0	0	2,023	3,705	1,297	1,004	1,153	9,183	0.574	0.574
2027	6,820	0	0	1,045	2,030	818	481	636	5,010	0.735	0.735
2028
TOTAL	580,903	51,598	132,929	82,653	325,754	50,754	44,299	50,180	738,168	1.271	2.286
PERCENT		7.0%	18.0%	11.2%	44.1%	6.9%	6.0%	6.8%	100.0%

Table 23-6: Summary of Mine Operating Costs - Per Total Tonne ($US)

Mining Year	Total Material (kt)	Drilling	Blasting	Loading	Hauling	Roads/ Dumps	Mine Services	Mine Admin	TOTAL	Total Cost
2007	23,624	0.085	0.219	0.143	0.468	0.107	0.074	0.103	1.200	28,353
2008	28,150	0.091	0.237	0.145	0.511	0.090	0.075	0.091	1.240	34,916
2009	31,150	0.101	0.263	0.144	0.635	0.081	0.079	0.089	1.391	43,324
2010	31,150	0.096	0.245	0.147	0.623	0.081	0.079	0.088	1.360	42,364
2011	34,150	0.105	0.266	0.142	0.621	0.081	0.078	0.083	1.377	47,015
2012	34,150	0.118	0.300	0.140	0.622	0.082	0.079	0.083	1.424	48,622
2013	34,150	0.102	0.266	0.145	0.659	0.081	0.080	0.084	1.417	48,377
2014	34,150	0.081	0.199	0.149	0.531	0.081	0.075	0.080	1.196	40,827
2015	34,150	0.082	0.193	0.151	0.531	0.081	0.075	0.080	1.192	40,709
2016	34,150	0.084	0.205	0.146	0.578	0.082	0.077	0.081	1.252	42,753
2017	34,150	0.096	0.258	0.140	0.578	0.081	0.077	0.081	1.311	44,784
2018	34,150	0.097	0.261	0.142	0.578	0.081	0.077	0.081	1.317	44,981
2019	34,150	0.096	0.249	0.144	0.578	0.081	0.077	0.081	1.306	44,601
2020	34,150	0.103	0.275	0.140	0.578	0.082	0.077	0.081	1.335	45,591
2021	29,963	0.109	0.287	0.139	0.633	0.093	0.079	0.091	1.431	42,886
2022	24,288	0.123	0.321	0.140	0.781	0.114	0.085	0.112	1.676	40,695
2023	16,258	0.106	0.273	0.142	0.626	0.156	0.081	0.142	1.526	24,811
2024	16,000	0.000	0.000	0.126	0.232	0.081	0.063	0.072	0.574	9,185
2025	16,000	0.000	0.000	0.126	0.232	0.081	0.063	0.072	0.574	9,183
2026	16,000	0.000	0.000	0.126	0.232	0.081	0.063	0.072	0.574	9,183
2027	6,820	0.000	0.000	0.153	0.298	0.120	0.070	0.093	0.735	5,010
2028
TOTAL	580,903	0.089	0.229	0.142	0.561	0.087	0.076	0.086	1.271	738,168
PERCENT		7.0%	18.0%	11.2%	44.1%	6.9%	6.0%	6.8%	100.0%

23.8       Economic Analysis

To demonstrate the economic viability of the Chapada Project, IMC has developed a pro-forma pre-tax cash flow analysis based on the information presented in this report. Table 23-7 shows the analysis.

The following are noted:

•                       This analysis is converted to 100% equity. The debt of R$ 498 million (about US$ 285 million) is presented as a 2008 capital expenditure.

•                       The analysis is also in constant 1st quarter 2008 US dollars.

Prices are based on the following assumptions:

•                       Realized copper prices are estimated at US$ 3.00 per pound for 2008, $2.75 per pound for 2009, $2.50 per pound for 2010, $2.25 per pound for 2011, $2.00 per pound for 2012 and $1.85 per pound for 2013 and after. I.e. it is assumed that prices will regress to a long term average of $1.85 per pound.

•                       Realized gold prices are estimated at US$ 700 per ounce for 2008, $675 per ounce for 2009, $650 per ounce for 2010, $625 per ounce for 2011, $600 per ounce for 2012 and $575 per ounce for 2013 and after. I.e. it is assumed that prices will regress to a long term average of $575 per ounce.

It is noted that this is an IMC evaluation, and may not reflect management views on prices and financing.

Based on this analysis, and at a 10% discount rate, the before-tax NPV of the current project is about US$ 919.7 million. Life of mine the average cost per pound copper, assuming gold revenue as a credit to costs, is about $1.03 per pound. This cost is less than $1.00 per pound for 2008 through 2012, though this is somewhat sensitive to the gold pricing assumptions for the cost credit.

23.9       Payback

According to information provided to IMC the only debt against the property are debentures in the amount of R$ 498 million. At current exchange rates this is about US$ 285 million.

At current commodity prices, 2008 cash flow could exceed that value, depending on taxes. However, management may have more profitable uses for the cashflow and the debentures may not be structured for early payoff.

It is also possible the debentures can be paid off at a more advantageous currency exchange rate at a future date.

23.10     Mine Life

Based on the current mine plan open pit operations will go through most of 2023. Processing of low grade stockpile material would potentially extend the project life to about 2027.

Table 23-7: Chapada Economic Model

Mining Year		2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	Total
Mill Production Schedule:
Ore Tonnes	(ktonnes)	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	6,820		310,820
NSR Grade	(US$/t)	19.73	15.66	14.26	12.59	11.67	11.59	10.14	9.19	8.67	10.46	11.12	10.57	9.81	8.54	7.58	9.87	5.09	5.09	5.09	5.09		10.24
Total Copper Head Grade	(%Cu)	0.537	0.435	0.414	0.385	0.337	0.355	0.339	0.318	0.295	0.335	0.361	0.350	0.342	0.312	0.287	0.334	0.207	0.207	0.207	0.207		0.332
Recovered Copper Grade	(%Cu)	0.497	0.396	0.374	0.346	0.297	0.315	0.300	0.278	0.255	0.296	0.321	0.310	0.303	0.273	0.247	0.294	0.167	0.167	0.167	0.167		0.292
Contained Copper Pounds	(mlbs)	189.4	153.4	145.9	135.9	118.9	125.2	119.7	112.1	104.1	118.2	127.3	123.5	120.6	110.0	101.3	117.7	72.9	72.9	72.9	31.1		2,273.1
Recovered Copper Pounds	(mlbs)	175.3	139.6	131.9	122.1	104.9	111.1	105.8	98.1	90.0	104.4	113.2	109.4	106.8	96.2	87.3	103.8	58.9	58.9	58.9	25.1		2,001.8
Copper Plant Recovery	(%)	92.6%	91.0%	90.4%	89.8%	88.2%	88.7%	88.5%	87.5%	86.5%	88.3%	89.0%	88.6%	88.6%	87.5%	86.1%	88.2%	80.8%	80.8%	80.8%	80.8%		88.1%
Gold Head Grade	(g/t)	0.464	0.391	0.345	0.294	0.317	0.284	0.223	0.204	0.211	0.252	0.249	0.232	0.196	0.167	0.151	0.213	0.133	0.133	0.133	0.133		0.239
Recovered Gold Grade	(g/t)	0.346	0.273	0.227	0.176	0.199	0.167	0.109	0.089	0.095	0.134	0.131	0.116	0.086	0.060	0.045	0.102	0.029	0.029	0.029	0.029		0.126
Contained Gold Ounces	(koz)	238.7	201.2	177.5	151.4	163.1	146.2	114.7	104.8	108.3	129.4	127.9	119.5	101.1	85.9	77.7	109.7	68.3	68.3	68.3	29.1		2,390.9
Recovered Gold Ounces	(koz)	177.9	140.4	116.8	90.7	102.4	85.9	55.8	45.7	48.7	68.8	67.2	59.7	44.0	31.1	23.1	52.5	15.0	15.0	15.0	6.4		1,262.1
Gold Plant Recovery	(%)	74.5%	69.8%	65.8%	59.9%	62.8%	58.8%	48.7%	43.6%	45.0%	53.2%	52.5%	50.0%	43.6%	36.2%	29.8%	47.8%	21.9%	21.9%	21.9%	21.9%		52.8%
Concentrate Production Schedule:
Copper Concentrate Grade	(%)	28.0	28.0	28.0	28.0	28.0	28.0	28.0	28.0	28.0	28.0	28.0	28.0	28.0	28.0	28.0	28.0	28.0	28.0	28.0	28.0		28.0
Copper Tail Grade	(%)	0.041	0.040	0.040	0.040	0.040	0.040	0.040	0.040	0.040	0.040	0.040	0.040	0.040	0.039	0.040	0.040	0.040	0.040	0.040	0.040		0.040
Concentration Ratio	(none)	56.34	70.74	74.90	80.88	94.19	88.91	93.31	100.69	109.71	94.64	87.21	90.25	92.46	102.65	113.19	95.11	167.73	167.73	167.73	167.73		95.85
Concentrate Tonnes	(ktonnes)	284.0	226.2	213.6	197.8	169.9	180.0	171.5	158.9	145.8	169.1	183.5	177.3	173.1	155.9	141.4	168.2	95.4	95.4	95.4	40.7		3,242.8
Gold Tail Grade	(g/t)	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12		0.12
Concentrate Gold Grade	(g/t)	19.50	19.30	16.97	14.22	18.68	14.72	9.73	8.55	10.06	12.57	11.33	10.26	7.19	4.94	3.62	8.99	2.25	2.25	2.25	2.25		11.55
Cashflow Model:
Revenue:
Copper Price Per Pound	(US$)	3.00	2.75	2.50	2.25	2.00	1 .85	1 .85	1 .85	1 .85	1 .85	1 .85	1 .85	1 .85	1 .85	1 .85	1 .85	1 .85	1 .85	1 .85	1 .85		2.089
Payable Copper @ 96.5%	(mlbs)	169.2	134.7	127.2	117.8	101.2	107.2	102.1	94.7	86.9	100.7	109.3	105.6	103.1	92.8	84.2	100.2	56.8	56.8	56.8	24.2		1,931.7
Copper Revenue	($x1000)	507,528	370,538	318,113	265,150	202,387	198,322	188,969	175,115	160,719	186,306	202,177	195,366	190,705	171,766	155,770	185,392	105,126	105,126	105,126	44,810		4,034,509
Gold Price Per Oz	(US$)	700	675	650	625	600	575	575	575	575	575	575	575	575	575	575	575	575	575	575	575		618.3
Payable Gold @ 97.0%	(koz)	172.7	136.1	113.1	87.7	99.0	82.6	52.0	42.4	45.8	66.3	64.8	56.7	38.8	24.0	16.0	47.1	6.7	6.7	6.7	2.9		1,168.1
Gold Revenue	($x1000)	120,919	91,886	73,505	54,817	59,390	47,489	29,912	24,352	26,308	38,109	37,276	32,626	22,312	13,799	9,188	27,109	3,854	3,854	3,854	1,643		722,201
Gross Revenue	($x1000)	628,446	462,424	391,618	319,967	261,777	245,812	218,881	199,466	187,028	224,415	239,452	227,992	213,017	185,564	164,958	212,501	108,980	108,980	108,980	46,453		4,756,710
Site Operating Costs:
Mining Cost	($x1000)	34,916	43,324	42,364	47,015	48,622	48,377	40,827	40,709	42,753	44,784	44,981	44,601	45,591	42,886	40,695	24,811	9,185	9,183	9,183	5,010		709,816
Processing Cost @ 2.54	($x1000)	40,640	40,640	40,640	40,640	40,640	40,640	40,640	40,640	40,640	40,640	40,640	40,640	40,640	40,640	40,640	40,640	28,448	28,448	28,448	12,126		747,710
G&A Cost @ 0.48	($x1000)	7,680	7,680	7,680	7,680	7,680	7,680	7,680	7,680	7,680	7,680	7,680	7,680	7,680	7,680	7,680	7,680	5,376	5,376	5,376	2,292		141,300
Total Site Operating Costs	($x1000)	83,236	91,644	90,684	95,335	96,942	96,697	89,147	89,029	91,073	93,104	93,301	92,921	93,911	91,206	89,015	73,131	43,009	43,007	43,007	19,427		1,598,825
Off Site Costs:
Concentrate Freight Per Tonne	(US$)	198.12	198.12	198.12	198.12	198.12	198.12	198.12	198.12	198.12	198.12	198.12	198.12	198.12	198.12	198.12	198.12	198.12	198.12	198.12	198.12		198.12
Copper TCRC Per Tonne	(US$)	93.87	93.87	93.87	93.87	93.87	93.87	93.87	93.87	93.87	93.87	93.87	93.87	93.87	93.87	93.87	93.87	93.87	93.87	93.87	93.87		93.87
Concentrate Freight	($x1000)	56,267	44,814	42,321	39,194	33,656	35,654	33,973	31,482	28,894	33,494	36,347	35,123	34,285	30,880	28,004	33,330	18,900	18,900	18,900	8,056		642,473
Copper TCRC	($x1000)	26,659	21,233	20,052	18,570	15,946	16,893	16,096	14,916	13,690	15,870	17,222	16,641	16,244	14,631	13,269	15,792	8,955	8,955	8,955	3,817		304,406
Gold Refining @ 1.30	($x1000)	225	177	147	114	129	107	68	55	59	86	84	74	50	31	21	61	9	9	9	4		1,519
Copper Sales Tax @ 3.82%	($x1000)	19,388	14,155	12,152	10,129	7,731	7,576	7,219	6,689	6,139	7,117	7,723	7,463	7,285	6,561	5,950	7,082	4,016	4,016	4,016	1,712		154,118
Gold Royalty @ 1.00%	($x1000)	1,209	919	735	548	594	475	299	244	263	381	373	326	223	138	92	271	39	39	39	16		7,222
Total Off-Site Costs	($x1000)	103,747	81,297	75,407	68,556	58,056	60,706	57,655	53,386	49,046	56,948	61,749	59,627	58,088	52,242	47,336	56,536	31,917	31,917	31,917	13,605		1,109,738
Total Operating Cost	($x1000)	186,984	172,942	166,091	163,890	154,999	157,402	146,801	142,415	140,119	150,052	155,050	152,548	151,999	143,448	136,351	129,667	74,926	74,924	74,924	33,032		2,708,564
Net Operating Profit	($x1000)	441,463	289,483	225,527	156,077	106,778	88,409	72,080	57,051	46,908	74,363	84,403	75,444	61,018	42,117	28,607	82,834	34,053	34,056	34,056	13,421		2,048,146
Capital Costs:	($x1000)
Mining Equipment	($x1000)	1,584	14,453	6,685	9,107	2,880	8,453	4,045	9,212	8,328	8,021	7,909	8,032	3,840	6,132	248	-2,736	-2,016					94,174
Plant/Infrastructure	($x1000)	10,900	11,500	12,100	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400		75,300
Project Debt 498,000 1.75	($x1000)	284,571																					284,571
Total Capital	($x1000)	297,055	25,953	18,785	11,507	5,280	10,853	6,445	11,612	10,728	10,421	10,309	10,432	6,240	8,532	2,648	-336	384	2,400	2,400	2,400		454,045
Cashflow	($x1000)	144,407	263,530	206,742	144,570	101,498	77,557	65,635	45,440	36,180	63,942	74,094	65,012	54,778	33,585	25,959	83,170	33,669	31,656	31,656	11,021		1,594,101
Year For Discounting		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20
NPV @ 5.0% 1,172,115	($x1000)	137,531	239,030	178,591	118,938	79,527	57,874	46,645	30,755	23,322	39,255	43,321	36,201	29,050	16,963	12,487	38,101	14,690	13,154	12,527	4,154		1,172,115
NPV @ 8.0% 1,006,894	($x1000)	133,710	225,935	164,118	106,263	69,078	48,874	38,297	24,550	18,099	29,618	31,778	25,817	20,142	11,434	8,183	24,276	9,100	7,922	7,335	2,364		1,006,894
NPV @ 10.0% 919,700	($x1000)	131,279	217,793	155,328	98,743	63,023	43,779	33,681	21,198	15,344	24,652	25,969	20,715	15,867	8,844	6,214	18,100	6,661	5,694	5,176	1,638		919,700
NPV @ 12.0% 846,174	($x1000)	128,935	210,085	147,155	91,877	57,593	39,293	29,690	18,352	13,047	20,588	21,300	16,687	12,554	6,872	4,743	13,567	4,904	4,117	3,675	1,142		846,174
NPV @ 15.0% 755,433	($x1000)	125,571	199,267	135,936	82,658	50,463	33,530	24,675	14,854	10,285	15,806	15,926	12,151	8,903	4,746	3,190	8,888	3,129	2,558	2,224	673		755,433
Operating Cost Per Pound Copper	(US$)	0.391	0.602	0.728	0.926	0.945	1.025	1.144	1.247	1.310	1.112	1.078	1.136	1.258	1.396	1.510	1.023	1.251	1.251	1.251	1.296		1.028
Cumulative Cash Flow	($x1000)	144,407	407,937	614,679	759,249	860,747	938,304	1,003,939	1,049,379	1,085,559	1,149,501	1,223,595	1,288,607	1,343,385	1,376,970	1,402,929	1,486,098	1,519,768	1,551,424	1,583,080	1,594,101

24.0        Certificates of Qualified Persons

Following is the Certificate of the Qualified Person.

Certificate of Qualified Person

Michael G. Hester

As author of this report on certain mineral properties of Yamana Gold Inc. in the state of Goias, Brazil, I Michael G. Hester do certify that:

1.             I am employed by and carried out this assignment for Independent Mining Consultants, Inc. (IMC) of 3560 E. Gas Road, Tucson, Arizona, USA, phone number (520) 294-9861.

2.             This certificate applies to the Technical Report titled “Chapada Copper-Gold Project, Goias State, Brazil”, dated March 17, 2008.

3.             I hold the following academic qualifications:

B.S. Mining Engineering, University of Arizona, 1979

M.S. Mining Engineering, University of Arizona, 1982

4.             I am a Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM #221108), a professional association as defined by NI 43-101. As well, I am a member in good standing of several other technical associations and societies, including: Society for Mining, Metallurgy, and Exploration, Inc. (SME Member #1423200) The Canadian Institute of Mining, Metallurgy and Petroleum (CIM Member #100809)

5.             I have worked in the minerals industry as an engineer continuously since 1979, a period of 28 years.

6.             I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. I am a founding partner, Vice President, and Principal Mining Engineer for Independent Mining Consultants, Inc. (IMC), a position I have held since 1983. I have also been employed as an Adjunct Lecturer at the University of Arizona (1997-1998) where I taught classes in open pit mine planning and mine economics analysis. I was employed as a staff engineer for Pincock, Allen & Holt, Inc. from 1979 to 1983.

7.             I have read NI 43-101 and this Technical Report has been prepared in compliance with the instrument.

8.             I am responsible for the overall report including the mineral reserve statement presented in this report. I visited the Chapada property during November 14-16, 2007 to review conditions at the site. Prior to this I updated the mineral reserve at the end of 2005 and 2006. I was also involved in the 2004 Feasibility Study and the 1997 Kilborn Feasibility Study.

9.             I am independent of the issuers for which this report is required, other than providing consulting services.

10.           That, as of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

11.           I consent to the filing of this report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 17th day of March, 2008

“Michael G. Hester”

Michael G. Hester, FAusIMM